Pillcam®





GIVEN IMAGING

Annual Report 2007

SELECT FINANCIAL DATA

YEAR ENDED DECEMBER 31	2005	2006	2007
		(in millions of U.S. dollars, except per share data)	
Revenues	86.8	95.0	112.9
Cost of revenues	22.1	24.2	29.7
Repayment of government grant	--	--	4.8
Gross margin	74.6%	74.6%	69.3%
Total operating expenses	(60.5)	(77.6)	(65.6)
Operating profit (loss)	4.2	(6.7)	12.7
Net profit (loss)	6.3	(1.5)	15.2
Diluted profit (loss) per ordinary share	0.21	(0.05)	0.49
Cash, cash equivalents and marketable securities	87.0	96.5	102.0


PillCam

ANNUAL SALES
(millions of U.S. dollars)


140
120
100
80
60
40
20
0
86.8
95.0
112.9
2005
2006
2007
Americas
EMEA
APAC

PILLCAM SB SOLD
Cumulative Deliveries – 664,361


200.000
160.000
120.000
80.000
40.000
0
135,400
165,000
192,000
2005
2006
2007
Americas
EMEA
APAC

GLOBAL REIMBURSEMENT
Covered Lives (millions)


500
450
400
350
300
250
200
150
100
50
0
359
397
500
Q4/05
Q4/06
Q4/07



Dear Shareholders:

I am pleased to report that Given Imaging delivered strong financial results in 2007 as we increased penetration of our PillCam technology into new markets, offering millions of individuals access to patient-friendly products for diagnosing a range of gastrointestinal diseases.

We achieved solid top line growth as we diversified revenues across our three operating regions – Americas, EMEA (Europe, Middle East and Africa) and Asia Pacific (APAC). Global expansion is a top priority, and in 2007 we realized a significant milestone with the approval to market PillCam SB in Japan.

Our product portfolio grew along with our global footprint. Innovation remains the cornerstone of our company, and I'm extremely proud of our recent achievements. We launched several new products last year including our next generation PillCam SB 2 in the United States and Europe, PillCam ESO 2 in the U.S., PillCam COLON in Europe, and the powerful RAPID 5 software, which supports these advanced products.

Programs to build awareness about additional indications for PillCam SB led to a record 190,000 capsules sold during 2007, bringing total PillCam SB sales to more than 650,000 since receiving marketing clearance in the U.S. and Europe in 2001. We expect these numbers to grow as we remain focused on our key initiatives: deepening our presence and expanding reimbursement in our current markets, spreading to new territories and expanding our product offerings. Given Imaging is dedicated to selling capsule endoscopy products, which places us in a unique position and will help facilitate future growth.

Our financial results also reflect our progress. In 2007 we achieved a solid 19% increase in revenues to a record $113 million. Earnings per share were $0.49 on a fully diluted GAAP basis, and non-GAAP earnings per share increased 140% to a record $0.38. We ended the year with a cash position of $102 million and a well-managed investment portfolio, the majority of which is invested conservatively in U.S. government securities and AAA money market funds.

Delivering the Broadest and Most Advanced Capsule Endoscopy Portfolio

Given Imaging is the only company offering gastroenterologists three PillCam products that provide a comprehensive view of the GI tract from the esophagus to the small bowel to the colon. In addition to the launch of PillCam SB 2, we recently began market development for PillCam ESO 2 for the screening of Barrett's Esophagus, a complication of Gastro-Esophageal Reflux Disease (GERD). We are also developing a next generation PillCam COLON capsule that we believe will be a meaningful improvement compared to the existing technology.

We have a significant competitive advantage with our fifth-generation RAPID 5 software that includes powerful tools to assist physicians in efficiently reading and interpreting patient case studies. RAPID 5 features include QuickView, which gives the reviewer a fast preview of the images; RAPID Atlas, a searchable database of peer-reviewed images; and the Lewis Score, a measure of small bowel mucosal damage.

SIGNIFICANT GLOBAL EXPANSION PROGRESS

THE AMERICAS

The Americas is our largest market, with 66% of total 2007 sales coming from the region. PillCam SB continued to drive overall sales during 2007. Broader reimbursement policies are expected to drive growth for PillCam SB going forward. We expect additional payers to begin to reimburse for new indications such as iron deficiency anemia, celiac disease, and suspected Crohn's disease during 2008, as current payers expand their existing policies on PillCam capsule endoscopy.

In January of this year, we assumed full responsibility for selling and marketing PillCam ESO in the U.S. Our sales force will now be selling both PillCam SB and PillCam ESO. As always, we are looking to support our sales with data and have trials underway to support the use of this promising product.

We made significant progress expanding reimbursement for PillCam ESO in esophageal varices, a life-threatening complication present in approximately 40% of the 400,000 Americans with liver cirrhosis. Thirty million individuals in the U.S. now have reimbursed access for this indication, and we are working to expand this number.

Earlier this year, the FDA determined that the PillCam COLON capsule is not substantially equivalent to any marketed device in the U.S. for visualization of the colon and therefore can not be cleared for marketing in the U.S. through the 510(k) process, based on the currently available clinical data. We were disappointed with this decision, yet we remain committed to obtaining marketing clearance for this promising product and bringing it to the market in the U.S. as soon as possible.

EMEA

In the EMEA region, revenue grew 22% in 2007, with sales in this region representing 24% of total sales for the year. This increase in sales of PillCam products was due to our expanded efforts to train more physicians to use PillCam capsule endoscopy.

We also continue to advance reimbursement for PillCam capsule endoscopy in Europe. In France, we believe the reimbursement process for PillCam SB could be completed in the first half of 2008, which will result in coverage for approximately 60 million people.

Germany's public health system recently began evaluating capsule endoscopy for the German national insurance program which covers most of Germany's 82 million citizens. We expect a decision next year. Currently, ten percent of the German population is eligible for PillCam SB reimbursement through private insurers.

In 2007 we began reaching out to a targeted group of European key opinion leaders to educate them about utilizing PillCam COLON for those individuals who do not wish to undergo colonoscopy or who had incomplete colonoscopies. We're pleased that the initial reaction from physicians is very positive, and we plan to continue the gradual roll out of this product in Europe. Colon cancer screening guidelines in Europe recommend that every adult over age 50 should be screened for colon cancer. Nevertheless, compliance in some European countries is below 25%. We believe that that PillCam COLON can increase the number of individuals who are screened.

Supporting these efforts were interim data presented at the United European Gastroenterology Week meeting in Paris last October from an eight center, six European country PillCam COLON clinical trial. The study concluded that PillCam COLON has an encouraging diagnostic performance and could increase compliance



Given Imaging Key Milestones

1998
- Given Imaging Founded

2000
- U.S. operations established

2001
- M2A small bowel capsule receives CE mark
- U.S. FDA clears M2A small bowel capsule
- Initial public offering on the NASDAQ Global Market

2002
- First International Conference on Capsule Endoscopy
- First full year of revenues $28.9 million

2004
- 100,000th capsule sold
- M2A capsule rebranded as PillCam video capsule

for colorectal cancer screening. We expect the final results of this study to be presented later this year.

We were also pleased to announce recently that PillCam COLON has been cleared for marketing in Israel.

APAC

Revenues in the APAC region represented 10% of total 2007 revenues compared to 6% in the prior year. Following approval to market and sell PillCam SB in Japan, the country's Central Health Insurance Committee approved PillCam SB reimbursement for the entire adult population effective October 1. We were very pleased with fourth quarter 2007 sales in Japan, which was the first full quarter selling Given Workstations, DataRecorders and PillCam SB capsules.

DRIVING GROWTH IN 2008 AND BEYOND

Looking ahead, there are several factors that will drive growth in 2008 and allow us to achieve revenue growth of between 15 and 20 percent over last year, to $130 and $136 million.

In the Americas region, as additional reimbursement policies are issued in the U.S., we anticipate increased sales traction for PillCam SB 2 and PillCam ESO 2. We also plan to begin market development for PillCam ESO 2 for the GERD indication.

In Europe, we expect that reimbursement for PillCam SB in France should contribute to revenues in the second half of the year.

One of our most important drivers will be sales and marketing outreach in Japan, which represents a significant growth opportunity this year and for many years to come.

A LANDMARK YEAR

This year marks the 10-year anniversary of the founding of Given Imaging. To commemorate this important milestone, we invited key opinion leaders to Jerusalem to attend the International Conference on Capsule Endoscopy 2008 Faculty Meeting. More than 60 physicians from 30 countries attended the meeting and discussed the latest advances and future uses for PillCam capsule endoscopy.

I'd like to thank our more than 450 employees worldwide for their dedication and hard work. I would also like to thank the physicians throughout the world who are using our PillCam products as well as our shareholders for their continued support.

Nachum (Homi) Shamir
President and CEO



2005 **2006** **2007**

U.S. FDA clears PillCam ESO	250,000th PillCam SB video capsule sold	PillCam COLON receives CE mark	Selected as 2007 World Economic Forum Technology Pioneer	500,000th PillCam SB video capsule sold	PillCam SB cleared for sale in Japan	U.S. FDA clears PillCam SB 2 and RAPID 5 software	U.S. FDA clears PillCam ESO 2 Universal reimbursement for PillCam SB in Japan	Revenues of $113 million in 2007 190,000 PillCam SB video capsules sold in 2007

Given Imaging Product Page

The PillCam video capsule is an ingestible pill equipped with a miniature video camera designed to capture color images from inside the body to assist physicians in diagnosing a variety of gastrointestinal disorders. As it moves through the GI tract, it wirelessly transmits the images through a SensorArray to a DataRecorder worn by the patient. Given Imaging markets three PillCam video capsules.


Pillcam

PILLCAM SB 2

The PillCam SB video capsule is used by physicians to detect and diagnose disorders of the small intestine including Crohn's disease, small bowel tumors, celiac disease, injuries induced by extended NSAID use, and suspected bleeding in the small bowel. PillCam SB transmits images at a rate of two images per second generating more than 50,000 pictures over an eight-hour period. The next generation PillCam SB 2 was cleared for marketing by the FDA in May 2007 and offers advanced optics and a wider field of view to image the small intestine.


Pillcam

PILLCAM ESO 2

PillCam ESO was developed for patients suffering from esophageal disorders, such as esophageal varices and Barrett's esophagus, an early indication of esophageal cancer. The PillCam ESO video capsule takes up to 14 images per second as it passes down the esophagus during the procedure. The next generation PillCam ESO 2 was cleared for marketing by the FDA in June 2007. It has a wider angle of view, automatic light control and captures images at a rate of 18 frames per second which is 30% more images than PillCam ESO.


Pillcam

PILLCAM COLON

PillCam COLON was initially developed to help physicians visualize the colon and is currently being used for patients who have had an incomplete colonoscopy or would not otherwise undergo colonoscopy. PillCam COLON is being marketed in the European Union and was cleared for marketing in Israel in February 2008.


agile

AGILE PATENCY CAPSULE

The Agile Patency capsule is a dissolvable capsule the same size as the PillCam SB with a radio frequency identification (RFID) tag. The capsule is ingested by the patient and allows physicians to confirm free passage of a PillCam capsule in a patient's gastrointestinal tract. If retained, the capsule dissolves within 30 hours.



DATARECORDER AND SENSORARRAY

After ingestion by the patient, the PillCam capsule transmits information from the body to a wireless DataRecorder via a SensorArray that is secured with adhesive pads to the abdomen or the chest, depending on the procedure performed. The DataRecorder is worn on a belt around the waist of the patient for the duration of the examination.



GIVEN WORKSTATION WITH PROPRIETARY RAPID SOFTWARE

RAPID 5 software enables physicians to compile and review images captured by the next generation PillCam video capsules. This fifth-generation software was cleared by the FDA in May 2007 and offers new features that aid in the reading and interpretation of patient studies. Key features of RAPID 5 include:

- QuickView v5 - Allows fast preview of PillCam video images and identifies images that may be of interest to the reviewer;
- The Lewis Score - Provides an approximate measure of mucosal damage and can be used to monitor the progress of patient treatment;
- RAPID Atlas - Enables the side-by-side comparison of case images with a searchable database of peer-reviewed reference images

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Management's Discussion and Analysis of Financial Condition and Results of Operations	7
Report of Independent Registered Public Accounting Firm	25
Consolidated Balance Sheets	27
Consolidated Statements of Operations	29
Consolidated Statements of Changes in Shareholders' Equity	30
Consolidated Statements of Cash Flows	31
Notes to the Consolidated Financial Statements	32

FORWARD LOOKING STATEMENT DISCLAIMER: GIVEN IMAGING ANNUAL REPORT

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates", "estimates", "expects", "intends", "plans", "believes", and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. These statements include, but are not limited, to statements contained in: (i) the Letter to Shareholders under the heading "Significant Global Expansion Progress" regarding our expectations concerning additional or expanded reimbursement coverage for our products and regarding our PillCam COLON capsule and under the heading "Driving Growth in 2008 and Beyond" regarding our plans and expectations for 2008, and (ii) the Management's Discussion and Analysis of Financial Condition and Results of Operations, including statements regarding expectations as to growth in revenues, sources of revenues, future investments and expenditures, the adequacy of our cash balances, additional equity and debt financing and other factors affecting revenues, such as reimbursement coverage, production efficiencies, the introduction of new products, the expansion of operations, the timing of regulatory clearances and approvals and expanded market opportunities for the Given System. These forward-looking statements represent management's present expectations or beliefs about future events. As with any projection or forecast, they are inherently subject to uncertainty and changes in circumstances. Some of the factors that could cause our actual results to differ from those contained in the forward-looking statements are identified in our Form 20-F for the year ended December 31, 2007, and include our ability to manufacture, market and sell our PillCam SB capsule, our ability to increase physicians' reorders of our PillCam SB capsule, whether the Given System achieves broader penetration among physicians in place of other diagnostic techniques, the extent of reimbursement for the Given System in U.S. and non-U.S. markets; the impact of healthcare provider policies on reimbursement for the Given System; our ability to expand the market for our PillCam ESO capsule; our success in selling PillCam COLON in Europe and obtaining regulatory clearance to market this capsule in the United States; the ability of us and our distributors to obtain and maintain regulatory clearances for our products in the jurisdictions in which we market the Given System and any future products; the success of future clinical trials; the outcome of ongoing patent litigation in the United States; competition from larger, well-established medical device manufacturers and smaller, emerging manufacturers; our ability to meet expectations as to revenues and expenses; and the other risks disclosed in our recent filings with the U.S. Securities Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements," and "Operating and Financial Review and Prospects" in Given Imaging's Annual Report on Form 20-F for the year ended December 31, 2007. Except as required by applicable law, Given Imaging assumes no obligation to update or alter its forward-looking statements whether as a result of such changes, new information, future events or otherwise.

A. Operating Results

Overview

We develop, manufacture and market innovative diagnostic products for disorders of the gastrointestinal tract. Our principal product, which incorporates our core technology, is the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule, which we refer to as the PillCam capsule, that is easily ingested by the patient and delivers high quality color video in a noninvasive manner. Our long-term objective, subject to further development and receipt of regulatory clearances and/or approvals, is to establish the Given System as a platform for diagnosis of disorders in all parts of the gastrointestinal tract and the PillCam capsules as a primary diagnostic tool administered to patients with such suspected disorders. We believe that each segment of the gastrointestinal tract presents meaningful opportunities for patient-friendly diagnostic procedures.

In 2001, we commenced marketing the Given System with the PillCam SB capsule for detection of disorders of the small bowel. As of December 31, 2007, we had an installed base of nearly 4,250 Given Systems and had sold over 650,000 PillCam SB capsules in more than 60 countries worldwide. Since November 2004, we also market and sell our PillCam ESO capsule for visualization of the esophagus. In the second half of 2007, we began selling the first generation of our PillCam COLON capsule in Europe following receipt of the CE mark to market this capsule throughout the European Union. To date, we have not been able to obtain FDA clearance to market the PillCam COLON capsule in the United States. We have also developed and are selling in the United States, Europe and several other jurisdictions, a patency capsule, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of our PillCam capsules.

We were incorporated in Israel in January 1998. We raised approximately $53.2 million of net proceeds in our initial public offering and were listed on the Nasdaq Global Market in October 2001. We completed a follow-on offering in June 2004 in which we raised additional net proceeds of $44.3 million. Since March 2004, our shares have also been listed on the Tel Aviv Stock Exchange. Since our inception, we have devoted substantially all of our resources to developing the Given System, performing clinical trials and marketing and selling the Given System and PillCam capsules.

Revenues

We derive our revenues from sales of the Given System, consisting of a RAPID workstation, a portable data recorder, and disposable PillCam capsules, and from recurring sales of our PillCam capsules to our installed base. We also derive a small portion of our revenues from post-sale customer support contracts entered into by customers at the end of the warranty period for the computer workstation and data recorders. We also derive limited revenues from sales of our AGILE Patency System.

Revenue Breakdown. In the early years since we commenced sales of the Given System, the majority of our revenues came from sale of the Given System to new customers. However, with nearly 4,250 systems now installed worldwide, of which nearly 2,640 are in the United States, a substantial majority of our revenues is generated from reorders of our PillCam capsules, particularly PillCam SB capsules, by existing customers. The proportion of our revenues derived from sales of capital equipment components of the Given System, such as the RAPID workstations and portable data recorders, and revenues derived from sales of the PillCam capsules, which generate recurring sales, is an important indicator of our results of operations. In recent years, we have seen a gradual increase in the share of revenues generated from recurring sale of our PillCam capsules. In 2007, we derived approximately 80.3% of our revenues from sales of the PillCam SB capsules, compared to 80.4% of our revenues in 2006 and 72.1% of our revenues in 2005. Sales of the PillCam ESO capsule represented approximately 0.9% of our revenues in 2007, compared to 1.5% of our revenues in 2006 and 5.0% of our revenues in 2005. Sales of PillCam COLON represented approximately 1.0% of our revenues in 2007. We expect that a substantial majority of our revenues in the future will continue to come from recurring sales of our PillCam capsules.

The following table sets forth information for the periods indicated regarding the breakdown of our revenues:

	$			% of Annual Revenues		
	2005	2006	2007	2005	2006	2007
			(U.S. Dollar in Thousands)			
Workstations and data recorders	$17,831	$14,104	$ 15,267	20.5%	14.8%	13.5%
PillCam SB capsule	62,528	76,360	90,614	72.1	80.4	80.3
PillCam COLON capsule	N/A	N/A	1,106	N/A	N/A	1.0
PillCam ESO capsule	4,384	1,438	1,012	5.1	1.5	0.9
Patency system and capsule	174	353	523	0.2	0.4	0.4
Service	1,859	2,774	4,346	2.1	2.9	3.9
Total	$86,776	$95,029	$112,868	100.0%	100.0%	100%

Workstations and Data Recorders. In 2007, our revenues from the sale of workstations and data recorders increased compared to our revenues from the sale of these products in 2006 due to the initial clearance we received to market our system and Pillcam SB capsule in Japan. Typically, in new markets sales of capital equipment are more significant than sales of disposables such as the PillCam capsules. In the more mature markets, such as Europe and the United States, our revenues from sale of workstations and data recorders are decreasing compared to prior periods. The decrease in revenues from sale of capital equipment in those other markets is attributable to both lower quantities of workstations and data recorders sold and lower average selling price. We believe that, except in Japan and France, sales of workstations and data recorders is not likely to grow at historical rates or at all since a majority of gastroenterologists in our main markets already have access to a capsule endoscopy system. Another important reason for this decrease in sales of capital equipment was our continued focus on increasing utilization and reorders of the PillCam SB capsule in existing accounts over capital equipment sale.

In addition, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment or replace older equipment of many customers with newer versions of our capital equipment at a reduced price. This resulted in a lower average selling price for our capital equipment and contributed to the decline in revenues from sales of capital equipment.

In 2008, revenues from sales of workstations and data recorders may increase further in Japan and France. Generally, however, we believe that a significant majority of our revenues in the foreseeable future will come from the sale of capsules compared to capital equipment.

PillCam SB. Substantially all of our revenues from capsule sales were attributed to sales of the PillCam SB capsule, which we began selling worldwide in the fourth quarter of 2001. We expect recurring sales of the PillCam SB capsule to continue to account for a substantial majority of our revenues from capsule sales in 2008. The primary reasons for this are:

- Most small bowel indications for which the PillCam SB capsule is used are covered by governmental and commercial reimbursement policies.
- Several reimbursement policies cover small bowel capsule endoscopy as a primary diagnostic tool, without the requirement to perform other diagnostic procedures prior to using the PillCam SB capsule. We expect this trend to contribute to more capsule endoscopy procedures of the small bowel being performed.
- We recently began selling in the United States our new small bowel capsule, PillCam SB 2, which is more advanced then previous versions.
- Our sales force is primarily focused on selling capsules and the market for the PillCam SB capsule is currently a more developed market compared to the market for our PillCam ESO capsule or PillCam COLON capsule.
- Receipt of regulatory clearance to market the PillCam SB capsule in Japan in April 2007.

PillCam ESO. We have marketed the PillCam ESO in the Unites Stated since November 2004. From 2005 through the end of 2007, sales of our PillCam ESO were insignificant due primarily to the lack of reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule.

Effective January 1, 2007, a permanent CPT Code was assigned to our PillCam ESO capsule by the American Medical Association, or AMA, and the Center for Medicare and Medicaid Services, or CMS, and during 2007 we saw the first third-party reimbursement coverage for procedures with the PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. In addition, in late 2006, we completed a large multi-center study to evaluate the use of PillCam ESO in the evaluation of esophageal varices in patients diagnosed with cirrhosis of the liver. As of December 31, 2007, approximately 31 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices, is not expected before additional clinical data supporting such use is available.

In the first quarter of 2008, we began marketing and selling PillCam ESO 2, our newest version of our esophageal capsule. We believe that this new capsule is a significant improvement over the prior version and will contribute to increased demand for PillCam ESO. The existence of initial reimbursement and favorable clinical data to support to use of PillCam ESO in the evaluation of esophageal varices, are also expected to gradually increase the demand for our PillCam ESO capsule, mostly for the varices indication. However, because esophageal varices is not a prevalent condition in the general population, we expect that sales of PillCam ESO in the foreseeable future will continue to be small compared to sales of PillCam SB. We expect a more significant increase in sales of PillCam ESO when and if there is clinical data and reimbursement coverage to support and cover the use of this capsule in GERD patients. In 2008, we intend to begin market development activities for the GERD market.

In November 2007, we announced the termination of our exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, a Johnson & Johnson company, which was signed in May 2004. InScope, a business division of Ethicon Endo-Surgery had exclusive rights to market our PillCam ESO capsule in the United States during this period and performed sales and market development activities. Ethicon cited a shift in its strategic priorities within gastroenterology and other areas as the reason for ending the relationship. As a result of this termination, we regained full responsibility for the marketing and sale of the PillCam ESO capsule in the United States at the beginning of 2008. In accordance with the terms of termination, Ethicon has paid us $1.2 million to continue to fund existing clinical trial activities in 2008 relating to the PillCam ESO capsule until they are completed. In addition, Ethicon has paid us $7.6 million in fees associated with the termination of the agreement.

PillCam COLON. PillCam COLON is the third video capsule we developed. We believe the launch of this capsule in Europe in the second half of 2007 reinforces the Given Platform as the leading product for capsule endoscopy and demonstrates our commitment to this field. Sales of PillCam COLON in 2007 were limited. This capsule became available in Europe only in the second half of 2007. In addition, this capsule is a new tool for diagnosis of colon disorders and we expect it will take time to educate physicians about its benefits and how it can fit into their practice management routines. Finally, there is only limited clinical evidence to support the use of this capsule. We are currently conducting a number of clinical trials that we believe will support our market development activities. In the meantime, we market PillCam COLON in Europe as a complementary tool for colonoscopy offering a method for visualization of the colon in patients who are unable or unwilling to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

PillCam COLON has not yet received FDA marketing clearance in the United States. The FDA has recently determined that the PillCam COLON capsule is not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore can not be cleared for marketing in the United States, our biggest market, through the 510(k) process, based on the currently available clinical data. There can be no assurance that we will be able to obtain FDA clearance for the PillCam COLON capsule, or even if

we do, that this capsule will achieve widespread market acceptance as superior to existing technologies for visualization of the colon. We believe the following are important factors in determining the success of this product in the foreseeable future:

- Receipt of FDA marketing clearance in the United States: We cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, we will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose.
- Clinical data sufficient to support the use of the PillCam COLON for visualization of the colon as compared to other diagnostic modalities: If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, we may not obtain regulatory clearance to market and sell this capsule.
- The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent "current procedural terminology", or CPT, code, and for private third-party payers to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure.
- The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients.

We believe that there is a significant market and a long-felt need among physicians and patients for a simple, cost-effective and non-invasive technique for colorectal cancer screening, which represents a significant market opportunity for the PillCam COLON capsule. According to guidelines of professional associations in the United States, it is estimated that approximately 12.5 million people over the age of 50 or that are otherwise at increased risk for colon cancer need to be screened each year in the United States, yet patient compliance is only around 50 percent. Patient compliance rates in Europe are believed to be even lower. We believe that the PillCam COLON procedure will eventually provide a less invasive alternative to traditional colonoscopy. However, further capsule and procedure development as well as significant additional clinical data to support the use of this capsule as a screening tool are necessary before we can realize this market opportunity. In the meantime, we market PillCam COLON in Europe for visualization of the colon in patients who are unable or unwilling to undergo traditional colonoscopy or in cases of incomplete colonoscopies.

While we expect sales of PillCam COLON to increase gradually, we do not expect that the PillCam COLON capsule will contribute significantly to our revenues in 2008 for the following reasons:

- We are not likely to receive FDA clearance for the PillCam COLON capsule in 2008;
- Clinical data for the PillCam COLON is limited; and
- Reimbursement for the PillCam COLON procedure is not expected in 2008.

PillCam Capsule Reorders. The portion of our total revenues resulting from recurring capsule sales is an important indicator for measuring our results of operations because it indicates the level of adoption by physicians of the Given System. We seek to increase the level of recurring sales of our PillCam capsule by a number of methods, including:

- broadening the reimbursed indications, conducting clinical trials to prove the clinical benefits of capsule endoscopy compared to other diagnostic procedures of the gastrointestinal tract and educating physicians regarding the clinical benefits of the PillCam capsules;
- increased selling and marketing activities and more frequent contact with our customers to inform and educate them about our technology; and
- enhancing operating efficiencies of the system to allow physicians to incorporate capsule endoscopy into their daily practice routines.

The following table sets forth information for the periods indicated regarding the total numbers of PillCam SB capsules sold and the percentage of revenues derived from such sales which represent reorders:

	2005	2006	2007
Total number of PillCam SB capsules sold*	135,500	165,000	191,800
Number of PillCam SB capsule sales representing reorders	128,760	155,840	177,000
% of revenues from capsule sales that represent reorders	95%	94.4%	92.3%

* Sales of PillCam ESO began in November 2004 and reorders in subsequent years were negligible primarily due to the lack of reimbursement. Accordingly, reorders of PillCam ESO are not included in the above table.

Seasonality

We believe that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to the Given System due to summer vacations, and patients are more likely to postpone less urgent diagnostic procedures until later in the year. We believe that the seasonal effect in the third quarter may become more pronounced if the portion of our revenues derived from reorders continues to grow.

Geographical Breakdown

We derived 66% of our revenues in 2007 from the Americas, compared to 71% in 2006. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	2005	2006	2007
Americas	75%	71%	66%
EMEA	19%	23%	24%
APAC	6%	6%	10%

We expect that a significant portion of our revenues in the foreseeable future will continue to come from the United States, mainly due to our ability to leverage existing market share to generate additional sales, a favorable reimbursement system and general acceptance of new technologies among physicians. In Japan, we received marketing clearance for the Given System and our PillCam SB in April 2007 and began selling the Given System there. Since Japan is a new market, we expect to initially focus on the placement of systems in order to expand our market penetration. Behind the United States, Japan is considered one of the largest markets in the world for medical devices for use in the gastrointestinal tract. Therefore, we believe that the Japanese market represents a significant growth opportunity for our business in 2008 and beyond.

Reimbursement

We believe that the existence of reimbursement coverage and the amount of reimbursement will continue to significantly affect the proportion of our revenues that are derived from sales in the United States. Availability of reimbursement is a key factor in the decision of physicians and healthcare providers to purchase the Given System and perform capsule endoscopy procedures. Once a payor has decided to provide reimbursement for use of the Given System, the level of reimbursement coverage provided also becomes a key factor in a physician's decision. We estimate that as of December 31, 2007, reimbursement for small bowel capsule endoscopy was available worldwide to approximately 500 million people. In the United States approximately 209 million people are covered with most reimbursement policies providing coverage for a number of small bowel indications, including obscure bleeding, suspected Crohn's disease, suspected small bowel tumors and other small bowel pathologies. In Europe, reimbursement coverage for small bowel capsule endoscopy was available for approximately 166 million people as of December 31, 2007, and reimbursement coverage for expanded indications, such as Crohn's disease and other small bowel disorders was available for approximately 101 million people at the end of 2007. While we initially expected that reimbursement in France will be in place in late 2007, the process with French authorities is taking longer than we expected. We now believe the reimbursement process in France could be completed in the first half of 2008, which will result in coverage for approximately 60 million people. This represents a significant growth opportunity for us in Europe.

Another significant growth opportunity stems from the decision of Japanese authorities to reimburse capsule endoscopy of the small bowel. Effective October 1, 2007, the entire adult population in Japan (approximately 105 million people) is eligible for reimbursement of the PillCam SB capsule procedure for small bowel indications with obscure gastrointestinal bleeding. We believe this reimbursement will contribute to significant growth in sales of the Given System with the PillCam SB capsule in Japan. Finally, reimbursement coverage for use of the PillCam SB capsule in the detection of gastrointestinal bleeding is available for approximately 20 million individuals in Australia and New Zealand.

In addition to continuing our efforts to expand reimbursement coverage, we have made significant efforts in educating our customers regarding coverage conditions and rates. For example, we maintain more frequent contact with existing and potential payers on the one hand, and with our customers on the other hand. We believe that increased customer awareness and knowledge is important to remove any misunderstandings that may exist among physicians regarding the availability of reimbursement or coverage rates and to allow more patients the benefit of our technology. We also maintain a reimbursement telephone support line to respond directly to inquiries from customers.

In 2007, we also continued our efforts to improve reimbursement coverage for the PillCam SB capsule. First, we are working with third party payers to expand the number of International Statistical Classification of Diseases, known as ICD, diagnosis codes, for small bowel diseases. ICD diagnosis codes are used to classify diseases and a wide variety of medical symptoms, findings and complaints and to report diagnoses to payers to support medical necessity for services provided. We believe that the availability of more ICD diagnosis codes for small bowel-related conditions will enhance the ability of physicians to submit and receive payment for claims relating to small bowel diagnostic procedures using our PillCam SB capsule, which, in turn, may result in an increased usage of this capsule. Second, we continue our efforts to establish the PillCam SB capsule as a primary diagnostic tool for patients with suspected disorders of the small bowel and to convince third party payers to provide reimbursement coverage for capsule endoscopy as a primary diagnostic tool. Coverage as a primary diagnostic tool means that physicians will be able to prescribe the PillCam SB capsule at their discretion, without the requirement to perform any previous endoscopic diagnostic procedure. We believe this could increase physicians' use of the PillCam SB capsule. To convince the payers, we will need to present to them economic and health outcomes analyses showing the benefits of using the PillCam SB capsule as a primary diagnostic tool. As of December 31, 2007, approximately 30 million individuals in the United States had reimbursement coverage for PillCam SB as a primary diagnostic tool.

In the United States, effective January 1, 2008, the national average global fee paid by Medicare for a procedure in a physician's office was decreased to $944 from $955 in 2007 and the physician fee for the professional component of a hospital outpatient procedure was decreased to $178 from $180 in 2007. Reimbursement rates may also be modified in the future. Based on recent history, we do not expect that modest changes to reimbursement rates will have a material effect on our business.

Effective January 1, 2007, we have a permanent CPT code for the esophageal capsule endoscopy procedure with our PillCam ESO. We have also obtained the first few reimbursement policies for this procedure with 31 million individuals in the United States covered as of December 31, 2007.

To date, there is no reimbursement coverage for procedures with our PillCam COLON capsule. This capsule is new to the market and more clinical evidence will be necessary to support reimbursement. Reimbursement coverage for this capsule is not expected in 2008.

Competition

Olympus Corporation has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States. According to public sources, Olympus is also seeking regulatory clearance to market its capsule endoscopy system in Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China at lower prices than us and presented its systems at industry trade shows outside Asia. Finally, according to publicly available information, in 2007 a South Korean company began selling a competing system in Korea as well as in Europe and Australia.

The effect of competition from Olympus or other possible direct competitors is uncertain. On the one hand, we may lose market share, be forced to reduce the price of our products or experience delays in completing sales as a result of a longer decision making process among potential customers. On the other hand, we believe that the entry of Olympus into the capsule endoscopy market further validates the market opportunity of our PillCam platform and may result in greater market acceptance of our products, which we believe have a number of advantages over competing products. First, we were the first company to sell and market capsule endoscopes in the most mature markets in the United States, Europe and Japan and have a large installed base of customers. Second, we have been concentrating primarily on the development and sale of capsule endoscopy systems and have a platform enabling us to use our line of PillCam capsules for diagnosing disorders in areas of the gastrointestinal tract in addition to the small bowel, while Olympus only has a small bowel capsule at this time and has not announced the development of other capsules. Third, we believe our technological solution, and in particular our software solution, is superior to the products introduced by competitors. Finally, we have a patent portfolio that we believe protects critical aspects of our technology and may create technological barriers for our competitors, which may force them to enter the market with inferior products or delay their entry into certain territories.

Customers and Customer Concentration

We market and sell the Given System through a direct sales force in the United States, Germany, France, Australia and Israel. We rely on third-party distributors in international markets outside these countries. We sell the Given System primarily to hospitals, gastroenterology offices and gastroenterology outpatient facilities. In 2007, we derived $24.7 million, or 21.8%, of our revenues from sales to local distributors, compared to $15.7 million, or 16.5% in 2006. The increase in sales to distributors is attributable primarily to increased sales to our exclusive distributor in Japan after we received regulatory clearance to market our PillCam SB in Japan. Our direct sales revenues are derived from a large number of individual customers and have higher gross margins. In 2007, no single direct sales customer accounted for more than 0.3% of our revenues and no single distributor accounted for more than 4.6% of our revenues. It is our policy to require collateral or security in connection with sales to distributors. Due to these factors and the geographical dispersion of our customers, we believe that we adequately control our exposure to credit risks associated with accounts receivable. To date, we have not experienced any material bad debts and we have collected substantially all of our receivables.

Cost of Revenues and Gross Margins

Cost of revenues consists primarily of materials and components, as well as manufacturing costs and related depreciation of our production facilities, the salary and related costs of our technical staff assembling our products, royalties payable to the Office of the Chief Scientist, or OCS, warranty costs and product liability insurance. In December 2007, we made an early repayment of all our outstanding royalty obligation and accrued interest to the OCS. The repayment resulted in a charge of $4.8 million to cost of revenues.

The principal factors affecting our gross margins are related to the volume of PillCam capsules we sell, the sale prices, the product mix (namely, the proportion of our revenues derived from sales of workstations and portable data recorders, compared to sales of the PillCam capsules), as well as the percentage of our sales made as direct sales. In general, our gross margins from capsule sales are higher than our average gross margins from sales of capital equipment, such as workstations and data recorders. A primary reason for the lower gross margins is that from time to time, with the introduction of new products or newer versions of existing products or as part of our promotional activities, we place our capital equipment or replace older equipment of many customers with newer versions of our capital equipment at a reduced price or at no charge. In addition, our gross margins in territories in which we use our direct sales force are generally higher than our gross margins in territories in which we market and sell our products through third-party distributors. In the future, our gross margins may also be negatively affected by the emergence of direct competition in the field of capsule endoscopy.

Operating Expenses

Research and Development. Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, the Given System, clinical studies and obtaining regulatory approvals, patent costs, sponsored research costs and other expenses

related to our product development and research program. We expense our research and development costs as they are incurred. "Research and development expenses, net" are net of grants received from the Israeli Government through the Office of the Chief Scientist of the Ministry of Industry and Trade. We plan to continue investing in research and development, as we enhance the Given System, pursue the development of new products and perform more clinical trials to drive continued expansion of reimbursement for the PillCam capsules worldwide.

Sales and Marketing. Our sales and marketing expenses consist primarily of salaries, commissions to our sales force, travel and related costs for our internal sales staff and costs related to marketing activities such as medical meetings, medical training and education, trade shows, and promotional and public relations activities, as well as costs associated with development of our website. We expect that our selling and marketing expenses will increase in the future as we increase sales of PillCam capsules, further expand our sales and marketing team, expand our educational activities and expand our promotional efforts. From November 2004 until December 31, 2007, our marketing expenses included commissions we paid Ethicon Endo-Surgery under our exclusive sales representation, co-promotion and cooperation agreement for the marketing of the PillCam ESO capsule. Under this agreement, we paid Ethicon commissions on sales in the United States at a rate of 50% on the sale of the PillCam ESO capsule and 10% on sales of capital equipment parts of the Given System, including workstations and data recorders, to customers that use the PillCam ESO capsule. Under the terms of the agreement, as of December 31, 2007, we received from Ethicon milestone payments totaling $25 million. We have recorded these milestone payments as a reduction of commission expenses and recognize them ratably over the term of the agreement. Our agreement with Ethicon was terminated in January 2008. Ethicon has paid us $7.6 million in fees associated with the termination of the agreement. In addition, Ethicon has paid us $1.2 million to continue to fund existing clinical trial activities in 2008 relating to the PillCam ESO capsule until they are completed. As a result of the early termination of our agreement with Ethicon, we accelerated the effect of the milestone payments we had received from Ethicon prior to the termination and recorded additional credit to operating expenses of approximately $23 million in the fourth quarter of 2007. This credit has resulted in an increase to our net income in a similar amount. We will record additional credit to operating expenses of approximately $5.4 million as a result of this early termination during the first quarter of 2008.

General and Administrative. Our general and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, insurance premiums, and legal, accounting and consulting expenses. Our general and administrative expenses increased significantly in 2007 and expect to continue at a relatively high level in 2008, primarily as a result of legal expenses associated with our patent litigation in the United States with Olympus.

Equity-based Compensation. Our operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. In December 2004, the Financial Accounting Standard Board, or FASB, issued a new Financial Accounting Standard, SFAS 123(R), that requires companies, including Given Imaging, to recognize as an expense the grant-date fair value of stock options and other equity-based compensation to employees. Effective January 1, 2006, we adopted SFAS 123(R) using the modified prospective method for the valuation of our equity-based compensation. The adoption of SFAS 123(R) resulted in the recognition of $5.7 million of additional compensation expense in 2007, compared to $5.2 million of additional compensation expense in 2006, the first year in which this accounting standard was in effect. The application of FAS 123(R) has a material impact on our earnings per share. In 2008, we expect to continue our practice of granting stock options and other equity awards to our directors, officers, employees and consultants. The resulting compensation expenses in 2008 will be impacted by various factors, including the number of options we grant and their fair value at the date of grant.

Financing Income, net. Financing income, net consists primarily of interest earned on our cash balances, income from marketable securities and foreign exchange gains or losses, net of financing expenses. Financing expenses consist primarily of bank fees and currency fees.

Taxes. In 2007, Israeli companies were generally subject to income tax at the corporate tax rate of 29%. This tax rate is expected to be gradually reduced to a rate of 25% by 2010. However, our investment program in leasehold improvements and equipment at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this section in "Corporate Tax." These benefits should result in income recognized by us from our investment program being tax exempt for a specified period. However, these benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our product manufactured at our facility in Yoqneam, Israel.

As of December 31, 2007, we have recorded a net deferred tax asset of $1.4 million. On a regular basis, we estimate our actual current tax exposure and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The deferred tax asset represents our assessment of accumulated losses that could be carried forward to future years to reduce taxable income in those future years. We consider projected future taxable income and tax planning strategies in making this assessment. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. The deferred tax asset may be realized over time, depending upon the generation of future taxable income during the periods in which those accumulated losses become deductible.

Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Based upon our projections for future taxable income of our subsidiaries over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of this deferred tax asset. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. Significant management judgement is also required in determining our tax liability under FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," which we adopted on January 1, 2007.

Minority Share in Losses (Profits) of Subsidiary. Minority share in losses (profits) of subsidiary consists of the losses attributed to the 49% interest of minority shareholders in our 51% controlled Japanese subsidiary, Given Imaging K.K.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling the Given System in the second quarter of 2001. Our critical accounting policies include:

- *Revenue Recognition.* We recognize revenues from sales of the Given System upon delivery, provided that collection of payment is probable, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable. Our arrangements with customers and distributors do not contain product return rights. Certain of our sales contracts include a post-contract customer support, or PCS, component. We defer recognition of the revenue attributed to the PCS component of the sale and recognize revenue based on the term of the support period, which is generally a one-year period following the sale. The fair value of the PCS component is based on the price at which we sell customer support contracts separately following the expiration of the standard warranty period for our products.

- *Inventories.* Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and finished goods and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. We write down fully the cost of components in our inventory which we discover do not perform during the production process. As we expand and enhance our manufacturing operations, the write down of amounts of non-performing components in our inventory may change. Spare parts and raw materials that are no longer used in producing our products are written down to their fair market value. In addition, we add to the cost of finished products held in inventory the overhead from our manufacturing process.

- *Foreign Currency Translation.* In preparing our consolidated financial statements, we are required to translate non-U.S. dollar amounts in our financial statements and the financial statements of our subsidiaries into U.S. dollars. Under the relevant accounting guidance the treatment of any gains or losses resulting from this translation is dependent upon our management's determination of the functional currency of each subsidiary. The functional currency is determined based on management's judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency. However, any dependency upon the parent and the nature of the subsidiary's operations must also be considered. If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements into U.S. dollars would be included as other comprehensive income. However, if the functional currency of a subsidiary is deemed to be the U.S. dollar, then any gain or loss associated with the translation of these financial statements would be included within statement of operations. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for each of our subsidiaries. Therefore, all gains and losses from translations are recorded in our statement of operations and are included in determining our net income. In the event that we determine that the functional currency of these or any future subsidiaries is not the U.S. dollar, any foreign currency gains or losses would not affect our net income for the year presented.

- *Accounting for Income Taxes.* As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a deferred tax asset, net of $1.4 million as of December 31, 2007. Based upon our projections for future taxable income in our U.S. subsidiary over the periods in which the deferred tax assets are deductible, we believe that it is more likely than not that we will realize the unreserved benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Effective January 1, 2007, we adopted the provision of FASB Interpretation No. 48, "Accounting for Uncertainties in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. We performed our evaluation mainly for the tax years ended December 31, 2004 and thereafter and for earlier tax years which remain subject to examination by local tax authorities in some tax jurisdictions.

- *Accounting for Equity Awards.* Effective January 1, 2006, we adopted SFAS No. 123(R), which supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123

"Accounting for Stock-Based Compensation" ("SFAS No. 123"). However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. We elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2007 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2007. In 2007, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $5.7 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2007, we accounted for forfeitures as they occurred. We elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for our equity-based compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123". As such, we computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

Results of Operations

Our consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 are set forth below:

	Year Ended December 31,		
	2005	2006(*)	2007(*)
		(In Thousands)	
Statements of Operations Data:			
Revenues	$ 86,776	$ 95,029	$112,868
Cost of revenues	(22,070)	(24,154)	(29,721)
Early repayment of royalty bearing government grants	—	—	(4,843)
Gross profit	64,706	70,875	78,304
Operating expenses:			
Research and development, gross	(8,833)	(12,678)	(12,847)
Royalty-bearing government grants	1,244	1,867	1,242
Research and development, net	(7,589)	(10,811)	(11,605)
Sales and marketing	(43,281)	(50,732)	(55,446)
General and administrative	(9,657)	(16,027)	(20,981)
Termination of marketing agreement	—	—	22,860
Other	—	—	(422)
Total operating expenses	(60,527)	(77,570)	(65,594)
Operating profit (loss)	4,179	(6,695)	12,710
Financing income, net	762	3,980	5,520
Profit (loss) before taxes on income and minority interest	4,941	(2,715)	18,230
Income tax benefit (expense)	286	(127)	(4,548)
Profit (loss) before minority share	5,227	(2,842)	13,682
Minority share in losses of subsidiary	1,116	1,334	1,503
Net profit (loss)	$ 6,343	$ (1,508)	$ 15,185

* 2006 and 2007 operating expenses include (i) $5.2 million and $5.7 million, respectively, of expenses resulting from the grant of options and the application of SFAS 123(R), and (ii) $1.1 million and $5.2 million, respectively, of legal expenses resulting from our patent litigation with Olympus.

Our historical operating results as a percentage of net revenues for the years ended December 31, 2005, 2006 and 2007 are set forth below:

	Year Ended December 31,		
	2005	2006	2007
Statements of Operations Data:			
Revenues	100.0%	100.0%	100%
Cost of revenues	25.4	25.4	26.3
Early repayment of royalty bearing government grant	—	—	4.3
Gross profit	74.6	74.6	69.4
Operating expenses:			
Research and development, gross	(10.2)	(13.3)	(11.4)
Royalty-bearing government grants	1.4	2.0	1.1
Research and development, net	(8.8)	(11.3)	(10.3)
Sales and marketing	(49.9)	(53.4)	(49.1)
General and administrative	(11.1)	(16.9)	(18.6)
Termination of marketing agreement	—	—	20.2
Other	—	—	(0.4)
Total operating expenses	(69.8)	(81.6)	(58.2)
Operating profit (loss)	4.8	(7.0)	11.2
Financing income, net	0.9	4.2	4.9
Profit (loss) before taxes on income and minority share	5.7	(2.8)	16.1
Income tax benefit (expense)	0.3	(0.1)	(4.0)
Profit (loss) before minority share	6.0	(2.9)	12.1
Minority share in losses of subsidiary	1.3	1.4	1.3
Net profit (loss)	7.3%	(1.5)%	13.4

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues. Revenues increased by $17.8 million, or 18.8%, to $112.8 million in 2007 from $95.0 million in 2006. This increase was primarily due to an increase of $14.3 million, or 18.7%, in sales of our PillCam SB, an increase of $1.2 million, or 8.3%, in revenues from sales of capital equipment, namely workstation and data recorder, an increase of $1.6 million in revenues from service contracts and individual parts, and revenues of $1.1 million from sales of our PillCam COLON capsule. Approximately 85% of the $17.8 million increase in revenues was attributable to increases in the number of products and services sold, approximately 5% was attributable to a higher average selling price of some of our products and approximately 10% was attributable to the impact of currency fluctuation. This increase in revenues was partially offset by a decrease of $0.4 million, or 29.6%, in revenues from our PillCam ESO capsules. The increase in revenues from capital equipment sales is attributable primarily to initial sales of the Given System in Japan following receipt of regulatory clearance in Japan.

Cost of Revenues and Gross Margins. Cost of revenues, excluding a charge related to the early repayment of royalty bearing participation to the Office of Chief Scientist in Israel, increased to $29.7 million in 2007, compared to $24.2 million in 2006. Gross margins, excluding the effect of the payment to the Office of Chief Scientist, or OCS, were 73.7%, compared to 74.6% in 2006. The decrease in gross margins was mainly due to discounts on workstations sold. Gross margins, including the effect of the charge resulted from the early repayment to OCS, were 69.4%

Research and Development. Gross research and development expenses were $12.8 million, similar to 2006. Labor expenses increased by $0.8 million compared to 2006. Labor expenses in 2007 included $0.4 million of stock-option compensation expenses as a result of the adoption of SFAS 123(R), compared to $0.6 million in 2006. Expenses related to quality assurance, maintenance of patents and other general expenses relating to research and development projects increased by $0.6 million. These increases were off set by a decrease of $1.1 million in R&D projects and a decrease of $0.3 million in clinical trials.

Research and development expenses, net of grants received from the Office of the Chief Scientist in Israel, totaled $11.6 million in 2007, compared to $10.8 million in 2006. Grants totaling $1.2 million were received in 2007 compared to $1.9 million received in 2006. In both years, the grants were received for new products under development. The decrease in grants received in 2007 is attributable to our decision to end our participation in the grant program of the OCS and to accelerate repayment of our royalty obligations to the OCS.

Sales and Marketing. Sales and marketing expenses increased by $4.7 million, or 9.3%, to $55.4 million in 2007 from $50.7 million in 2006. This increase consisted primarily of an increase of $4.3 million in employment-related expenses due to increased number of sales and marketing employees, an increase of $1.0 million in commissions to our sales representatives, and expenses of $0.7 million for setting up a subsidiary in Singapore. These increases were partially offset by a decrease of $1.2 million in commissions to Ethicon due to lower sales of our PillCam ESO capsule.

General and Administrative. General and administrative expenses increased by $5.0 million, or 30.9%, to $21.0 million in 2007 from $16.0 million in 2006. This increase was primarily due to an increase of $4.2 million in legal expenses resulting from the patent litigation with Olympus and an increase of $0.5 million resulting from additional stock-option compensation expense.

Financing Income, net. Financing income, net, increased by $1.5 million to $5.5 million in 2007 from $4.0 million in 2006. The increase was due mainly to exchange rate gains.

Taxes on Income. We had a tax expense of $4.5 million in 2007 compared to a tax expense of $0.1 million in 2006. The increase in tax expense is mainly due to income resulting from the termination of our agreement with Ethicon Endo-Surgery ($3.0 million) and from taxes on increased profitability of our U.S subsidiary.

Minority Share in Losses of Subsidiary. Minority share in losses of a subsidiary, Given Imaging K.K., was $1.5 million in 2007, compared to $1.3 million in 2006. Given Imaging K.K. started marketing activities in Japan on October 1, 2007, when national reimbursement became effective.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Revenues. Revenues increased by $8.2 million, or 9.5%, to $95.0 million in 2005 from $86.8 million in 2005. This increase was primarily due to an increase of $13.8 million, or 22.1%, in sales of our PillCam SB capsule and an increase of $0.8 million in service contract revenues. Approximately 97% of the $13.8 million increase in sales of the PillCam SB capsule was attributable to increases in number of capsules sold, and approximately 3% was attributable to the higher average selling price of capsules compared to 2005. The increase in service contract revenues was attributable mainly to the increased number of maintenance agreements in the United States. These increases were partially offset by a decrease of $3.6 million, or 22.5%, in revenues from sales of capital equipment, namely workstation and data recorder, and by a decrease of $3.0 million in revenues from our PillCam ESO capsules. Approximately 52% of the decrease in revenues from capital equipment sales is attributable to lower quantities and 48% of the decrease is attributable to lower average selling price. We sold a smaller number of capital equipment items primarily because a majority of gastroenterologists in the United States already have access to a capsule endoscopy system. The lower selling price is mainly due to promotional activities during the year and an increase of second systems sold to existing customers, which were sold at a significant discount.

Cost of Revenues and Gross Margins. Cost of revenues increased to $24.2 million in 2006 compared to $22.1 million in 2005, while gross margins remained at 74.6% in 2006, similar to 2005. The increase in cost of revenues was mainly due to an increase of $1.4 million in consumption of raw materials, an increase of $0.3 million in labor expenses and an increase of $0.6 in other manufacturing costs. The increase was slightly offset by a decrease of $0.2 million in royalties payable to the Office of the Chief Scientist.

Research and Development. Gross research and development expenses increased by $3.9 million, or 43.5%, to $12.7 million in 2006 from $8.8 million in 2005. This increase was due mainly to a $1.4 million increase in labor expenses, $0.6 million of stock-options compensation expenses as a result of the adoption of SFAS 123(R), an increase of $0.6 million in investments in R&D projects, an increase of $0.7 million in investments in clinical trials and an increase of $0.5 million in other expenses.

Research and development expenses, net of grants received from the office of the Israeli Chief Scientist, totaled $10.8 million in 2006, compared to $7.6 million in 2005. Grants totaling $1.9 million were received in 2006 compared to $1.2 million received in 2005. In both years, the grants were received for new products under development.

Sales and Marketing. Sales and marketing expenses increased by $7.4 million, or 28.6%, to $50.7 million in 2006 from $43.3 million in 2005. This increase consisted primarily of an increase of $6.1 million in employment-related expenses due to increased number of sales and marketing employees, mainly in the United States, an additional $1.8 million of stock options-related compensation expenses as a result of the adoption of SFAS 123(R), an increase of $1.0 million in expenses related to our participation in trade shows and other marketing events, an increase of $0.5 million in clinical and regulatory activities in Japan and an increase of $0.8 in travel expenses. These increases were offset by a decrease of $1.5 million in commissions to Ethicon Endo-Surgery for sales of our PillCam ESO capsule and ancillary products, and a decrease of $1.3 million in the provision for uncollectible sales tax at our U.S. subsidiary of 2005.

General and Administrative. General and administrative expenses increased by $6.3 million, or 66.0%, to $16.0 million in 2006 from $9.7 million in 2005. This increase was primarily due to an expense of $2.8 million resulting from additional stock-options compensation expense following the adoption of SFAS 123(R), an increase of $2.3 million in salaries and fringe benefits, resulting mainly from changes in management, an increase of $0.7 million in legal and other professional expenses and an increase of $0.5 million in investments in information systems.

Financing Income, net. Financing income, net, increased by $3.2 million to $4.0 million in 2006 from $0.8 million in 2005. The increase was due mainly to a change in our investment policy. Financing income in 2006 was generated from interest income of $1.6 million from short-term deposits, income of $1.8 million from marketable securities and $0.8 million of exchange gains, offset by bank expenses of $0.3 million.

Taxes on Income. We had a tax expense of $0.1 million in 2006 compared to a tax benefit of $0.3 million in 2005.

Impact of Currency Fluctuations

Our sales to our customers in 2007 were denominated 67.5% in U.S. dollars, 23.3% in Euros and 9.2% in other currencies, depending on the location of the customer or the distributor used to fulfill our customers' orders. In 2007, 31% of our expenses, principally salaries and related personnel expenses were denominated in Shekels, and we expect this level of Shekel expenses to continue for the foreseeable future. During 2007, the U.S. dollar weakened against the Shekel by 9.0%. In addition, 49% of our expenses were denominated in U.S. dollars, 13% were denominated in Euros and 7.0% were denominated in Yen or other currencies. If the value of a currency in which our revenues are denominated weakens against the value of a currency in which our expenses are denominated, there will be a negative impact on the profit margins for sales of our products. In addition, as of December 31, 2007, 38% of our cash and cash equivalents were denominated in currencies other than U.S. dollar and we are therefore subject to the risk of exchange rate fluctuations among U.S. dollar, Yen, Shekel, Australian dollar and Euro. In 2007, we have used different hedging tools in order to minimize the effect of currency fluctuations on our income. If we wish to maintain the dollar-denominated value of our product in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

B. Liquidity and Capital Resources

From our inception through December 31, 2007, we raised a total of $152 million through public and private sales of our equity securities. As of December 31, 2007, we had a cash balance of approximately $101.8 million, consisting of $37.1 million in cash and cash equivalents,$41.6 million invested in marketable securities and $23.1 million in short term investments. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $75.0 million.

We believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures in 2008.

The following table sets forth the components of our cash flows for the periods indicated:

	2005	2006	2007
		(In Thousands)	
Net cash provided by operating activities	$ 13,488	$ 2,861	$ 11,375
Net cash used in investing activities	(29,883)	(30,757)	(23,958)
Net cash provided by financing activities	1,069	6,795	4,936
Effect of exchange rate changes on cash	(179)	255	240
Decease in cash and cash equivalents	$(15,505)	$(20,846)	$ (7,407)

Net cash provided by operating activities was $11.4 million in 2007, compared to $2.9 million in 2006 and $13.5 million in 2005. The increase in net cash from operating activities in 2007 compared to 2006 resulted primarily from an increase in net income of $16.7 million, a decrease of $10.1 million in marketable securities, a decrease of $4.4 million in inventories and an increase of $8.0 million in accounts payable, offset by an increase of $17.5 million in trade and non-trade accounts receivable and a decrease of $13.7 million in deferred income. The decrease in net cash from operating activities in 2006 compared to 2005 resulted primarily from a reduction of $2.6 million in net income (excluding compensation expenses which do not have an effect on cash flow) to $3.7 million, compared to net income of $6.3 million in 2005, an increase of $2.0 million in inventories, a net increase in trading securities of $5.1 million and a decrease of $4.8 in accounts receivable due to $5.0 million received in 2006 from Ethicon Endo-Surgery for the milestone achieved in 2005 under our agreement with Ethicon.

Net cash used in investing activities was $24.0 million in 2007, compared to $30.8 million in 2006 and $29.9 million in 2005. Investing activities in 2007 consisted primarily of investment of $5.8 million in fixed assets and an investment of $17.8 million in marketable securities, net of proceeds from sales of such securities. Our capital expenditures in 2007 consisted primarily of investments of $2.7 million in manufacturing machinery and equipment, $1.3 million in computer hardware and software, and $1.1 million in patents. Investment activities in 2006 consisted primarily of investing $24.9 million in marketable securities and $5.9 million in capital expenditures and the capitalization of costs associated with our patents and trademarks. Our capital expenditures in 2006 consisted primarily of $1.9 million in machinery and equipment, $0.5 million in new real property leases on our facilities, $1.3 million in computers and software, $0.4 million in office furniture and equipment and $1.2 million in patents. Our capital expenditures in 2005 consisted primarily of $2.3 million in machinery and equipment, $2.8 million in new real property leases on our facilities, $0.9 million in computers and software, $0.5 million in office furniture and equipment and $0.9 million in patents. We expect to continue investing significant amounts in 2008 in order to support our growth plans.

Net cash provided by financing activities was $4.9 million in 2007, compared to $6.8 million in 2006 and $1.1 million in 2005. In 2007, net cash provided by financing activities resulted primarily from proceeds of $4.3 million received from the exercise of employee stock options. In 2006, net cash provided by financing activities resulted primarily from proceeds of $2.0 million received from the exercise of employee stock options and $4.8 million representing a minority investment in our Japanese subsidiary, Given Imaging K.K. In 2005, net cash provided by financing activities resulted primarily from proceeds from the exercise of employee stock options.

Market Risk

As of December 31, 2007, we had $37.1 million in cash and cash equivalents, which were invested in bank accounts and deposits with maturities of three months or less located with a number of highly-rated banks inside and outside of Israel. In addition, as of December 31, 2007, we had $41.6 million invested in marketable securities and $23.1 million invested in short term investments. We invest these additional amounts in longer-term financial instruments in order to seek to achieve a higher yield. Approximately two thirds of these cash balances were invested in securities issued by the United States government or its agencies and in AAA money market funds. The remainder was held in corporate bonds and commercial paper that were highly-rated by rating agencies at the time of investment. All investments are made in compliance with investment policies approved by the audit committee of our board of directors. Our cash and investments are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by the dislocation that

has affected various sectors of the financial markets since the middle of 2007 and caused credit and liquidity issues for a number of reputable financial institutions. For more information about market risks, see "Item 3 — Risk Factors," "Item 5 — Operating and Financial Review and Prospects — Impact of Currency Fluctuations" and "Item 11 — Quantitative and Qualitative Disclosures About Market Risks."

Corporate Tax

Israeli companies were generally subject to income tax at the corporate rate of 29% in 2007. This tax rate is expected to be gradually reduced to a rate of 25% by 2010. As of December 31, 2007, our net operating loss carry-forwards for Israeli tax purposes amounted to $4.0 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.

In addition, our investment program in equipment and leasehold improvements at our manufacturing facility in Yoqneam, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise program will be exempt from corporate tax for a period of ten years commencing in the first year in which we generate taxable income. The ten-year period may not extend beyond the later of 14 years from the year in which approval was granted or 12 years from the year in which operations or production by the enterprise began. We received approved enterprise status for investments beginning in 1999. According to a recent reform to the Investment Law, we are permitted to claim tax benefits in respect of future investments retroactively on our corporate tax returns instead of filing an application for tax benefits in advance with the Investment Center, the administrator of the Investment Law, and without prior approval and without submitting any reports to the Investment Center. Audits of any claim for tax benefits will take place by the Israeli income tax authority as part of the general tax audits it may perform from time to time. We cannot assure our shareholders that we will receive approvals in the future for approved enterprise status or that tax benefits for approved investments will continue at current levels or at all.

We expect that a substantial portion of the income we derive in the future will be from this approved enterprise program. These benefits should result in income recognized by us being tax exempt for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. These benefits may not be applied to reduce the tax rate for any income that is not derived from sales of our products manufactured at our facility in Yoqneam, Israel.

Our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility, location of certain subcontractors and the extent to which we may outsource portions of our production process. These requirements limit our ability to pursue production arrangements that may otherwise be more favorable to us if we want to maintain these tax benefits. Therefore, we may be required to weigh the possible loss of these benefits against other benefits from pursuing arrangements which are not, or which may not be considered by the relevant Israeli authorities to be, in compliance with these requirements. If we do not meet these requirements, Israeli law permits the authorities to cancel such tax benefits retroactively.

As of December 31, 2007, the net operating loss carry-forwards of our subsidiaries for tax purposes amounted to $31 million. A subsidiary's net operating loss carry-forwards for tax purposes relating to a jurisdiction are generally available to offset future taxable income of such subsidiary in that jurisdiction, subject to applicable expiration dates.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. We have received approval for grants totaling $7.5 million from the Office of the Chief Scientist, including $0.7 million which was provided by the Office of Chief Scientist to support our 2007 research and development.

Under Israeli law, royalties on the revenues derived from sales of the Given System or any part of the Given System are payable to the Israeli government, generally at the rate of 3.0% during the first three years of sales and 3.5% beginning with the fourth year. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us. The amount bears interest equal to the 12-month London Interbank

Offered Rate (LIBOR) applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

In light of our available cash position, we have recently paid all our outstanding royalty obligation and accrued interest of approximately $4.8 million to the Office of the Chief Scientist. This payment resulted in a one-time charge of approximately $4.8 million to our statement of operations in the fourth quarter of 2007. As a result of this payment, we have no further outstanding royalty obligations to the Office of the Chief Scientist in Israel.

We continue to be involved in non-royalty bearing government-funded research programs inside and outside of Israel. One example is our leadership of a European consortium that will develop an integrated imaging and bio-sensing system to screen for cancer of the gastrointestinal (GI) tract. This "Nano-based capsule-Endoscopy with Molecular Imaging and Optical biopsy," or NEMO project, began in December 2006. In addition to Given Imaging, this consortium includes other European companies and institutions. The NEMO group will invest a total of €4.7 million over the next three years in this research, of which the European Commission will contribute €2.8 million. Our expected gross and net contribution during this period is €1.3 million and €0.6 million, respectively. The objective of the NEMO project is to increase patient compliance with currently recommended screening guidelines by developing an advanced cancer screening system that is patient-friendly, highly-sensitive and specific for early detection of cancer. To achieve this, NEMO will attempt to integrate optical technologies with Nano-technologies, bio-sensing and maneuvering technologies to create a unique PillCam capsule endoscope capable of secretion analysis and the detection of marked and deep tissue disorders. We believe that the combination of the image and molecular analysis to mark the tumor may provide a novel and effective medical device for mass screening of gastrointestinal cancer.

C. Research and Development

Our gross research and development expenditures were $12.8 million for the year ended December 31, 2007, $12.7 million for the year ended December 31, 2006 and $8.8 million for the year ended December 31, 2005. Our research and development activities are conducted by our research and development and regulatory affairs staff primarily at our headquarters in Israel. Our research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in the colon, improvements to our existing products and new technologies for future expansion of our product offering. In 2007, we completed the development of the newest version of our Pillcam SB and PillCam ESO capsules and received FDA clearance to market these capsules in the United States. In addition, we completed the development of our newest software, RAPID 5.0, and received FDA clearance for this product in May 2007. We view our innovation and focus on capsule endoscopy technology as an important competitive advantage and intend to continue our focus on research and development activities.

D. Trend Information

See discussion in Parts A and B of Item 5 "Operating Results and Financial Review and Prospects."

E. Off-Balance Sheet Arrangements

N/A

F. Contractual Obligations

The following table of our material contractual obligations as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments Due by Period					
Contractual Obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**Later Years**
			(In Thousands)			
Capital Leases[1]	$ 569	$ 121	$ 101	$ 103	$ 105	$ 139
Operating Leases[2]	16,831	3,580	3,021	2,268	1,731	6,231
Purchasing Obligations	17,640	6,510	1,500	2,250	2,250	5,130
Tax Contingency Reserve[3]	2,901	2,901	—	—	—	—
Total	$37,941	$13,112	$4,622	$4,621	$4,086	$11,500

(1) Consists of capital leases for motor vehicles.

(2) Consists of operating leases for office and manufacturing space and motor vehicles.

(3) Tax contingency resulting from the termination of our agreement with Ethicon Endo-Surgery.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Given Imaging Ltd:

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited Given Imaging Ltd's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)". Given Imaging Ltd's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting* appearing under Item15 of Part II of this Form.20-F Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Given Imaging Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Given Imaging Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission."

As discussed in Note 1K to the consolidated financial statements, effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment.”

As discussed in Note 1P to the consolidated financial statements, effective January 1, 2007, the Company has adopted FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes.’’

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel-Aviv, Israel
March 31, 2008

GIVEN IMAGING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands Except per Share Data)

	Note	December 31 2006	December 31 2007
ASSETS			
Current assets			
Cash and cash equivalents	1D; 2	$ 44,510	$ 37,103
Short-term investments	1H; 5	17,245	23,191
Accounts receivable:			
Trade, net	1E	18,887	23,315
Other	3	1,463	10,385
Inventories	1F; 4	18,168	15,960
Advances to suppliers		82	190
Deferred tax assets	1P; 14D	1,374	1,350
Prepaid expenses		1,340	1,289
Total current assets		103,069	112,783
Deposits		469	892
Assets held for employees' severance payments	1G; 10	1,984	3,007
Marketable securities	1H; 5	34,769	41,629
Fixed assets, at cost, less accumulated depreciation	1I; 6	14,811	15,422
Intangible assets, at cost, less accumulated amortization	1J; 7	3,075	3,583
Total Assets		$158,177	$177,316

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(In Thousands Except Share Data)

	Note	December 31, 2006	December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Current installments of obligation under capital lease	8B	$ 13	$ 121
Accounts payable:			
Trade		5,550	7,275
Other	9	14,620	21,012
Deferred income	1N; 8C	3,871	9,379
Total current liabilities		24,054	37,787
Long-term liabilities			
Deferred income	8C	20,411	—
Obligation under capital lease	8B	20	448
Liability in respect of employees' severance payments	10	2,407	3,490
Total long-term liabilities		22,838	3,938
Total liabilities		46,892	41,725
Commitments and contingencies	8		
Minority interest		3,499	1,996
Shareholders' equity			
Share capital:	11		
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of December 31, 2006 and 2007, 28,641,291 and 29,241,785 shares issued and fully paid as of December 31, 2006 and 2007, respectively)		335	343
Additional paid-in capital		156,197	166,813
Capital reserve		2,166	2,166
Accumulated deficit		(50,912)	(35,727)
Total shareholders' equity		107,786	133,595
Total liabilities and shareholders' equity		$158,177	$177,316

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands Except Share and per Share Data)

	Note	Year Ended December 31, 2005	2006	2007
Revenues	1N; 12	$ 86,776	$ 95,029	$ 112,868
Cost of revenues		(22,070)	(24,154)	(29,721)
Early repayment of royalty bearing government grants	10; 8A	—	—	(4,843)
Gross profit		64,706	70,875	78,304
Operating expenses				
Research and development, gross	1Q	(8,833)	(12,678)	(12,847)
Royalty bearing government grants	1O; 8A	1,244	1,867	1,242
Research and development, net		(7,589)	(10,811)	(11,605)
Sales and marketing		(43,281)	(50,732)	(55,446)
General and administrative		(9,657)	(16,027)	(20,981)
Termination of marketing agreement	8C	—	—	22,860
Other	6, 7	—	—	(422)
Total operating expenses		(60,527)	(77,570)	(65,594)
Operating profit (loss)		4,179	(6,695)	12,710
Financial income, net	13	762	3,980	5,520
Profit (loss) before taxes on income and minority share		4,941	(2,715)	18,230
Income tax benefit (expense)	1P, 14	286	(127)	(4,548)
Profit (loss) before minority share		5,227	(2,842)	13,682
Minority share in losses of subsidiary		1,116	1,334	1,503
Net profit (loss)		$ 6,343	$ (1,508)	$ 15,185
Earnings (loss) per share				
Basic Earnings (loss) per Ordinary Share	1L	$ 0.23	$ (0.05)	$ 0.52
Diluted Earnings (loss) per Ordinary Share		$ 0.21	$ (0.05)	$ 0.49
Weighted average number of Ordinary Shares used to compute basic profit (loss) per Ordinary Share	1L	27,781,223	28,053,849	28,961,968
Weighted average number of Ordinary Shares used to compute diluted Earnings (loss) per Ordinary Share	1L	29,695,164	28,053,849	31,030,458

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In Thousands Except Share Data)

	Ordinary shares		Additional Paid-In Capital	Capital Reserve	Unearned Compensation	Accumulated Deficit	Total
	Shares	Amount					
Balance as of December 31, 2004	27,621,386	$323	$147,878	$2,166	$(3)	$(55,747)	$ 94,617
Changes during the year 2005:							
Exercise of stock options	328,895	4	1,077	—	—	—	1,081
Amortization of unearned compensation	—	—	—	—	3	—	3
Net profit	—	—	—	—	—	6,343	6,343
Balance as of December 31, 2005	27,950,281	327	148,955	2,166	—	(49,404)	102,044
Changes during the year 2006:							
Exercise of stock options	591,010	7	2,029	—	—	—	2,036
Restricted shares issued	100,000	1	—	—	—	—	1
Stock based compensation	—	—	5,213	—	—	—	5,213
Net loss	—	—	—	—	—	(1,508)	(1,508)
Balance as of December 31, 2006	28,641,291	335	156,197	2,166	—	(50,912)	107,786
Changes during the year 2007:							
Exercise of stock options	589,262	8	4,272	—	—	—	4,280
Excess tax benefits related to stock based compensation	—	—	693	—	—	—	693
Exercise of warrants	5,232	—	—	—	—	—	—
Restricted shares issued	6,000	—	—	—	—	—	—
Stock based compensation	—	—	5,651	—	—	—	5,651
Net profit	—	—	—	—	—	15,185	15,185
Balance as of December 31, 2007	29,241,785	$343	$166,813	$2,166	—	$(35,727)	$133,595

The accompanying notes are an integral part of these consolidated financial statements.

GIVEN IMAGING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,		
	2005	2006	2007
Cash flows from operating activities:			
Net profit (loss)	$ 6,343	$ (1,508)	$ 15,185
Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:			
Minority share in losses of subsidiary	(1,116)	(1,334)	(1,503)
Depreciation and amortization	3,596	4,237	4,771
Deferred tax assets	(482)	(155)	24
Stock based compensation	3	5,213	5,651
Excess tax benefits related to stock based compensation	—	—	(693)
Other	98	18	380
Net decrease (increase) in trading securities	—	(5,060)	5,092
Increase in accounts receivable – trade	(6,064)	(562)	(4,428)
Decrease (increase) in other accounts receivable	(4,993)	4,801	(8,922)
Decrease (increase) in prepaid expenses	(66)	(320)	51
Decrease (increase) in advances to suppliers	223	250	(108)
Decrease (increase) in inventories	(2,378)	(1,996)	2,208
Increase in accounts payable	5,769	500	8,570
Increase (decrease) in deferred income	12,555	(1,223)	(14,903)
Net cash provided by operating activities	13,488	2,861	11,375
Cash flows from investing activities:			
Purchase of fixed assets and intangible assets	(7,948)	(5,876)	(5,772)
Deposits	(16)	(41)	(355)
Proceeds from sale of marketable securities	—	13,120	18,753
Investments in marketable securities	(21,919)	(37,960)	(36,584)
Net cash used in investing activities	(29,883)	(30,757)	(23,958)
Cash flows from financing activities:			
Principal payments on capital lease obligation	(12)	(14)	(37)
Proceeds from the issuance of Ordinary Shares	1,081	2,037	4,280
Excess tax benefits related to stock based compensation	—	—	693
Issuance of shares by consolidated company	—	4,772	—
Net cash provided by financing activities	1,069	6,795	4,936
Effect of exchange rate changes on cash	(179)	255	240
Decrease in cash and cash equivalents	(15,505)	(20,846)	(7,407)
Cash and cash equivalents at beginning of year	80,861	65,356	44,510
Cash and cash equivalents at end of year	65,356	44,510	37,103

Supplementary Cash Flow Information

	Year Ended December 31,		
	2005	2006	2007
Income taxes paid	$163	$300	$1,098
Assets acquired under capital lease	—	—	$ 569

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Organization and Summary of Significant Accounting Policies

A. General

Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998.

The Company has developed the Given System, a proprietary wireless imaging system that represents a new approach to visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCam™ capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

The Given System consists of three principal components:

- a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;
- a portable data recorder and array of sensors that are worn by the patient; and
- a computer workstation with a proprietary RAPID software for downloading, processing and analyzing recorded data.

After receiving marketing clearance from the United States Food and Drug Administration ("FDA") in August of 2001, the Company commenced the marketing of the Given System with its first video capsule, the PillCam Small Bowel Capsule, or PillCam SB, for detection of disorders of the small bowel. In November 2004, following receipt of FDA marketing clearance, the Company began marketing and sales of its second video capsule, PillCam ESO, for detection of disorders in the esophagus. In late 2006, the Company completed the development of its third video capsule, PillCam Colon, for visual examination of the colon and received the regulatory clearance that permits the Company to market and sell this capsule in Europe. In April 2007, the Company received marketing clearance for the PillCam SB capsule from the Ministry of Health, Labor and Welfare in Japan.

The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including technological quality, regulatory approvals, sufficient reimbursement for its products and the cost and diagnostic-effectiveness of its products compared to other methods for the examination of the gastrointestinal tract.

B. Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands, Singapore and Australia and its 51% owned subsidiary in Japan. The accounts of its subsidiaries are consolidated from the date of their inception. All the subsidiaries were established for the purpose of marketing and selling the Given System. All intercompany balances and transactions have been eliminated in consolidation. The Company considers that it operates in only one segment.

Prior periods' financial statement presentations in note 12A and 12B have been conformed to the current period's presentation.

C. Functional and Reporting Currency

The Company and all its subsidiaries' functional and reporting currency is the U.S. dollar.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using the prevailing exchange rates at the date of the transactions. Gains and losses from the translation of foreign currency transactions are recorded in other income or expenses.

(In Thousands Except Share and per Share Data)

Note 1 — Organization and Summary of Significant Accounting Policies – (continued)

D. Cash and Cash Equivalents

All highly-liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

E. Allowance for Doubtful Accounts Receivable – Trade

The allowance for doubtful accounts receivable is calculated on the basis of specific identification of balances, the collection of which, in management's opinion, is doubtful. In determining the adequacy of the allowance, management bases its opinion on the estimated risk, in reliance on available information with respect to the debtor's financial position and an evaluation of the collateral received.

The activity in the allowance for doubtful accounts for the three years ended December 31, 2007 is as follows:

	Year Ended December 31,		
	2005	2006	2007
Opening balance	$115	$431	$ 787
Provision	316	356	(79)
Write-offs	—	—	(379)
Closing balance	$431	$787	$ 329

F. Inventories

Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials, components and finished goods and on the basis of actual manufacturing costs for work in progress.

G. Assets Held for Employees' Severance Payments

Assets held for employees' severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H. Marketable Securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). Marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as "held to maturity" as of December 31, 2007 and 2006. As of December 31, 2006, the Company also held auction rate securities and money market funds, which the Company classified as "trading."

Held-to-maturity debt securities are securities that the Company has the ability and intent to hold until maturity and are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value and changes in the fair value, based on closing market prices of the securities at the balance sheet date, represent unrealized gains and losses which are included in earnings.

Decline in the market value of any "held-to-maturity" security below cost, that is deemed to be other than temporary, results a reduction in the carrying amount to fair value and a corresponding impairment. The impairment is charged to earnings and a new cost basis for the security is established. During 2006 and 2007 no impairment charge was recognized.

(In Thousands Except Share and per Share Data)

Note 1 — Organization and Summary of Significant Accounting Policies – (continued)

I. Fixed Assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Computers and software	33
Instruments and laboratory equipment	15
Leasehold improvements	10
Motor vehicles	15
Machinery and equipment	15
Communication equipment	15
Office furniture and equipment	10 – 15

Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

The Company evaluates long-lived assets and certain intangible assets for impairment in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets" ("Statement 144"). This Statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

J. Intangible Assets

a. Legal expenses related to patents and trademarks registration have been capitalized and amortized over the remaining life of the assets, which is generally eight years, and are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

b. Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company's website that are capitalized and amortized in accordance with EITF 00-2 *"Accounting for website development costs"* over their estimated useful life which is generally three years.

K. Stock Compensation Plans

Employees and Directors

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). This Statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2005.

(In Thousands Except Share and per Share Data)

Note 1 — Organization and Summary of Significant Accounting Policies – (continued)

Stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2006 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

For the year ended December 31, 2006, the effect of the implementation of SFAS No. 123R was to increase expenses by $ 5,213 which changed the (loss) before taxes and net (loss) by the same amounts. Consequently, the basic and diluted loss per share for the year ended December 31, 2006 was further reduced by $0.19.

Prior to January 1, 2006, the Company has followed SFAS No. 123, which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allowed entities to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees and related interpretations" ("APB Opinion No.25") and provide pro forma net income and proforma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied.

The Company elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123."

As such, the Company computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

The following table shows the effect on net profit and earnings per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123 for the year ended December 31, 2005.

Net profit as reported	$ 6,343
— Compensation expenses according to APB 25 included in the reported net profit	3
— Application of compensation expenses according to SFAS 123	(10,327)
Pro forma net loss	$ (3,981)
Basic earnings (loss) per Ordinary Share:	
As reported	$ 0.23
Pro forma	$ (0.14)
Diluted earnings (loss) per ordinary share:	
As reported	$ 0.21
Pro forma	$ (0.14)

L. Earnings (loss) per Ordinary Share

Basic and diluted Earnings (loss) per Ordinary Share is presented in conformity with SFAS No. 128, "Earnings Per Share", for all years presented. Basic Earnings (loss) per Ordinary Share is calculated by dividing the net Earnings (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted Earnings (loss) per Ordinary share calculation is similar to Basic Earnings Per

(In Thousands Except Share and per Share Data)

Note 1 — Organization and Summary of Significant Accounting Policies – (continued)

Share except that the weighed average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

The following table summarizes information related to the computation of basic and diluted Earnings (loss) per Ordinary Share for the years indicated.

	Year Ended December 31,		
	2005	2006	2007
Net profit (loss) attributable to Ordinary Shares	$ 6,343	$ (1,508)	$ 15,185
Weighted average number of Ordinary Shares outstanding used in basic Earnings (loss) per Ordinary Share calculation	27,781,223	28,053,849	28,962,968
Add assumed exercise of outstanding dilutive potential Ordinary Shares	1,913,941	—	2,068,491
Weighted average number of Ordinary Shares outstanding used in diluted Earnings (loss) per Ordinary Share calculation	29,695,164	28,053,849	31,030,459
Basic Earnings (loss) per Ordinary Share	$ 0.23	$ (0.05)	$ 0.52
Diluted Earnings (loss) per Ordinary Share	$ 0.21	$ (0.05)	$ 0.49
Number of options excluded from the diluted Earnings per share calculation because of anti-dilutive effect	2,448,114	4,114,604	1,881,033

M. Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

N. Revenue Recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sales contracts, which include a Post Contract Customer Support ("PCS") component, revenues allocated to PCS in accordance with EITF 00-21 "Revenue Arrangements with Multiple Deliverables", are deferred and recognized ratably over the term of the support period, which is generally one year.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company's policy is not to grant return rights.

Taxes collected from customers and remitted to Governmental Authorities are presented in the financial statements on a net basis.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of AICPA Statement of Position 97-2, "Software Revenue Recognition". Based on such evaluation, the Company has concluded that none of its products have such embedded software.

(In Thousands Except Share and per Share Data)

Note 1 — Organization and Summary of Significant Accounting Policies – (continued)

O. Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS") as a reduction of research and development expenses.

Royalties payable to OCS are recognized pursuant to sale of related products and are classified under cost of revenues. (See also Note 8 a.).

P. Taxes on Income

The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carryforwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The accounting provisions of FIN 48 became effective for the Company beginning January 1, 2007. The effect of adoption on the Company's consolidated results of operations, financial position and cash flows based on Company management's evaluation is presented in note 14 F.

The Company's accounting policy is to accrue interest related to unrecognized tax benefits as a component of interest expense while penalties as a part of general and administrative expenses in the consolidated statements of operations.

Q. Research and Development costs

Research and development costs are expensed as incurred.

R. Allowance for Product Warranty

It is the Company's policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company's experience regarding the relationship between sales and warranty expenses.

S. Concentration of Credit Risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and marketable securities.

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia, Singapore and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of requiring collateral or security with respect to receivables due from distributors.

T. Other Comprehensive Income

For the years ended December 31, 2005, 2006 and 2007, other comprehensive income (loss) equals net profit (loss).

(In Thousands Except Share and per Share Data)

Note 1 — Organization and Summary of Significant Accounting Policies – (continued)

U. Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement" (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The FASB announced a one- year deferral of Statement 157's fair- value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company believes that the adoption of Statement 157 will not have a material impact on the Company's financial condition, results of operations and cash flows.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB No. 115" (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company's 2008 fiscal year. The Company believes that the adoption of Statement 159 will not have a material impact on the Company's financial condition, results of operations and cash flow.

In December 2007, the FASB issued FASB Statement No. 141R, "Business Combinations" (Statement 141R) and FASB Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51" (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting statement 141R and 160 on its results of operations and financial position.

Note 2 — Cash and Cash Equivalents

	Interest Rate as of December 31 2007	December 31	
		2006	2007
	%		
Denominated in U.S. dollars	4.2 – 5.11	$25,794	$22,877
Denominated in New Israeli Shekels	3.4 – 3.6	3,099	2,022
Denominated in Euros	3.8 – 3.9	7,766	6,642
Denominated in Australian dollars		469	1,102
Denominated in Singapore dollars		—	168
Denominated in Japanese Yen		7,382	4,292
		$44,510	$37,103

(In Thousands Except Share and per Share Data)

Note 3 — Accounts Receivable – Other

	December 31	
	2006	2007
Government institutions	$1,389	$ 2,118
InScope (Note 8C)	—	7,620
Other	74	647
	$1,463	$10,385

Note 4 — Inventories

	December 31	
	2006	2007
Raw materials and components	$ 7,721	$ 7,733
Work in progress	3,533	2,941
Finished goods	6,914	5,286
	$18,168	$15,960

Note 5 — Marketable Securities

As of December 31, 2007 and 2006, marketable securities consist U.S. government bonds and corporate bonds, which the Company classified as "held-to-maturity" ("the Bonds"). As of December 31, 2006, marketable securities also included auction rate securities and money market funds, which are classified as "trading".

The amortized cost, gross unrealized losses and fair value of the "held-to-maturity" bonds by major interest type were as follows:

	December 31, 2007		
	Amortized Cost	Gross Unrealized Holding Losses	Fair Value
Up to 5%	$43,015	$(553)	$42,462
5.1% – 6%, 8.125%	21,805	(249)	21,556
	$64,820	$(802)	$64,018

	December 31, 2006		
	Amortized Cost	Gross Unrealized Holding Losses	Fair Value
Up to 5%	$33,574	$(601)	$32,973
5.1% – 6%, 8.125%	13,380	(212)	13,168
	$46,954	$(813)	$46,141

Maturities of the "held-to-maturity" bonds were as follows at December 31, 2007 and 2006:

	Amortized Cost	Fair Value
	2007	2007
Current maturities	$23,191	$22,290
Due after one year through five years	41,629	41,728
	$64,820	$64,018

(In Thousands Except Share and per Share Data)

Note 5 — Marketable Securities – (continued)

	Amortized Cost	Fair Value
	2006	2006
Current maturities	$12,185	$12,063
Due after one year through five years	34,769	34,078
	$46,954	$46,141

As of December 31, 2006, marketable securities also included $5,060 in bonds classified as "trading" ($0 as of December 31, 2007). These investments are subject to price volatility associated with any interest-bearing instrument. Net realized gains and net unrealized losses on trading securities during the year ended December 31, 2006 were $133 and $15 respectively, and net realized gains during the year ended December 31, 2007 were $32 and are included in financial income, net.

Short-term investments are comprised of:

	December 31	
	2006	2007
Current maturities of "held-to-maturity" securities	$12,185	$23,191
Trading securities	5,060	—
	$17,245	$23,191

Note 6 — Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31	
	2006	2007
Computers and software	$ 6,234	$ 6,957
Instruments and laboratory equipment	791	1,077
Leasehold improvements	4,259	4,600
Motor vehicles	155	186
Machinery and equipment	14,952	16,060
Communication equipment	418	492
Office furniture and equipment	1,248	1,797
Fixed assets, at cost	28,057	31,169
Accumulated depreciation	(13,246)	(15,747)
Fixed assets at cost, less accumulated depreciation	$ 14,811	$ 15,422

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were $2,936, $3,599, and $4,055, respectively. During 2007, the Company wrote off manufacturing equipment which was no longer in use. This resulted in a charge of $365 recorded in operating expenses- other on the consolidated statement of operations.

As of December 31 2006 and 2007, the cost of fixed assets under capital lease was $55 and $571 respectively, and the accumulated depreciation was $24 and $49 respectively.

(In Thousands Except Share and per Share Data)

Note 7 — Intangible Assets, at Cost, Less Accumulated Amortization

	December 31	
	2006	2007
Patents and trademarks	$ 4,594	$ 5,545
Web site application	922	1,165
Intangible assets at cost	5,516	6,710
Accumulated amortization	(2,441)	(3,127)
Intangible assets, at cost, less accumulated amortization	$ 3,075	$ 3,583

Amortization expenses for the years ended December 31, 2005, 2006 and 2007 were $660, $638 and 716, respectively. Estimated amortization expenses for the next five years are: $719 in 2008, $669 in 2009, $557 in 2010, $449 in 2011, and $369 in 2012. During 2007, the Company wrote off patent and trademarks which are no longer expected to be used. This resulted in a charge of $57 recorded in operating expenses — other on the consolidated statement of operations.

Note 8 — Commitments and Contingencies

A. Office of the Chief Scientist Grants

Until December 2007, the Company's research and development efforts had been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS"). In return for the OCS's participation, the Company was committed to pay royalties to the Israeli Government at the rate of 3% of the sales of its products for each of the first three years of the launch of the related product and, from the fourth year onwards, at the rate of 3.5% up to 100% of the amount of the grants received, plus LIBOR interest. The Company was entitled to the grants only upon incurring research and development expenditure. There were no future performance obligations related to the grants received from the OCS.

During December 2007, the Company made an early repayment of all its outstanding royalty obligation and accrued interest of $4,843 to the OCS. This repayment resulted in a one-time charge of $4,843 million presented as an early repayment of royalty bearing government grants in the Company's consolidated statement of operations.

The Company continues to participate in other non-royalty bearing programs of the OCS.

B. Leases

Capital Lease of Equipment

During the year ended December 31, 2007 the Company's subsidiary in Japan entered into a lease agreement for certain equipment. The obligation under this capital lease is to be repaid in five years and bears interest of 1.97%.

Operating Leases

The Company and its subsidiaries currently lease office space and manufacturing space for periods of up to 15 years (including options to extend the terms of the leases). The current lease for the Company's headquarters is in Yoqneam, Israel. This facility houses the Company's corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,500 a year in rent and management fee. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guaranty in the amount of approximately $750 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $ 193 to guarantee their performance under the terms of the lease agreements.

(In Thousands Except Share and per Share Data)

Note 8 — Commitments and Contingencies – (continued)

The Company is committed to minimum annual payments over the next five years as follows:

	Capital Leases	Operating Leases
2008	$121	$ 3,580
2009	101	3,021
2010	103	2,268
2011	105	1,731
2012 and thereafter	139	6,231
	$569	$16,831

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2005, 2006 and 2007 was $ 9, $ 9 and $ 25, respectively.

Rental expenses under the lease agreements for the years ended December 31, 2005, 2006 and 2007 were $2,353, $2,914 and $3,484, respectively.

C. Agreement with InScope

On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation Agreement (the "Agreement") with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company, providing InScope with the exclusive rights to market the Company's PillCam ESO capsule for visual examination of the esophagus in the United States. Under the terms of the Agreement, the Company received milestone payments totaling $25,000 in 2004 and 2005 and was paying InScope a commission of 50% on sales of PillCam ESO capsules and a 10% commission on sales of capital equipment parts of the Given System, such as workstations and portable data recorders. Milestone payments received were deferred and were being systematically recognized, on a straight-line basis, by the Company as a reduction of sales and marketing expenses over the 15 year term of the Agreement.

In November 2007 InScope advised the Company that it had decided to terminate the Agreement. Under the terms of termination agreed to between the parties in December 2007, InScope agreed to pay the Company an amount of $8,820, comprising of the following:

Termination payments	$7,620
Reimbursement for certain clinical trials	1,200
	$8,820

The Agreement and each party's rights and obligations thereunder terminated in January, 2008.

The termination payments of $7,620 were recognized in the Company's consolidated financial statements for the year ended December 31, 2007.

The reimbursement for certain clinical trials relate to 2008, and will be recorded in such year.

Pursuant to the early termination and the change in the remaining life of the Agreement, the Company is amortizing the remaining deferred income balance at the date of termination of $20,683 over the remaining term of the Agreement of two months. Accordingly, the Company has recognized a one time income of $22,860 in its consolidated statement of operations for the year ended December 31, 2007 under "Termination of marketing agreement" comprised of additional accelerated amortization of $15,240 of previously received milestones, and $7,620 in termination payments.

InScope paid $1,200 during December 2007, and the remaining $7,620 was paid during January 2008.

(In Thousands Except Share and per Share Data)

Note 8 — Commitments and Contingencies – (continued)

As of December 31, 2007, deferred income includes the following unamortized amounts relating to the Agreement:

Original and additional milestone payments	$5,443
Reimbursement for certain clinical trials	1,200
	$6,643

D. Agreements with Key Single-Source Suppliers and Commitments to Suppliers

(1) In 2002, the Company entered into an agreement with a Canadian company ("Canadian Company") that supplies a component that is integrated into the PillCam capsules. The agreement also includes non-compete provisions prohibiting the Canadian company from selling the component to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the component to any potential competitors in the Company's market.

In July 2005, the Company agreed with the Canadian Company that it will develop and manufacture an additional version of the component. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

The Company is a party to a development, manufacturing and supply agreement with another supplier ("Supplier"), under which the Supplier has developed a component, that is integrated into the PillCam capsules and is also manufacturing and supplying this component exclusively for the Company. Under this contract, the Supplier may not offer the component as a standard catalog part. In the event that the Supplier ceases operations or enters into liquidation, the Company is entitled to receive all information necessary to manufacture the component upon the payment of reasonable royalties to be agreed upon with the Supplier. The Company has agreed to purchase the enhanced component only from the Supplier and the Supplier has agreed to sell the component exclusively to the Company. The agreement permits the Supplier to disregard the exclusive sales requirement if the Company materially breaches the agreement and fails to cure such breach within a specified time.

In February 2006, the Company signed an amendment to this agreement and agreed that the Supplier will develop and manufacture an enhanced version of the component. This amendment also extended the initial term of the agreement until November 2012, with an option to extend that term by mutual agreement, thereafter. Under this amendment, the Company has agreed to specified minimum purchase commitments, which the Company may terminate if the supplier fails to satisfy agreed-upon performance criteria.

(3) The Company's annual commitments under agreements with these two suppliers for the next 5 years are as follows:

2008	$ 6,510
2009	1,500
2010	2,250
2011	2,250
2012	5,130
	$17,640

Payments under such agreements with these two suppliers for the years ended December 31, 2005, 2006 and 2007 were $8,568, $8,875 and $6,042, respectively.

(In Thousands Except Share and per Share Data)

Note 8 — Commitments and Contingencies – (continued)

E. Patent Litigation

On May 19, 2006, Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as "Olympus", filed a complaint against the Company in the District Court for the Eastern District of Pennsylvania. In the complaint, Olympus alleged that the Company's capsule endoscopes infringe a patent acquired by Olympus from The Boeing Company (the "Boeing Patent"). The Boeing Patent will expire in December 2008. In addition, Olympus sought a declaratory judgment that a capsule endoscope product for which it was then seeking FDA clearance would not infringe the Company's' first U.S. Patent, known as the 531 patent, and that the 531 patent is invalid. Olympus also requested an injunction preventing the Company from selling in the United States any product that infringes the Boeing Patent, as well as damages in an unspecified amount.

The Company filed its answer and counterclaim on October 20, 2006. In this answer and counterclaim the Company denied infringement of the Boeing Patent and asserted that the Boeing Patent is invalid. In addition, the Company alleged that the 531 patent is valid and will be infringed by Olympus once it begins offering to sell and selling its capsule endoscopy product in the United States. The Company also alleged that the Olympus product will infringe three other Company patents. The Company also requested an injunction to prevent Olympus from selling in the United States any product that infringes any of the Company's patents. The Company also stated that, if Olympus sells its capsule endoscopy system in the United States, the Company may request the assessment of damages.

On March 30, 2007 Olympus filed an amended complaint asserting that the Company's capsule endoscopes infringe three additional patents owned by Olympus. The Company filed an answer to the amended complaint in April 2007 denying infringement of these patents and alleging their invalidity.

Olympus has recently received FDA clearance to market its competing capsule endoscope system in the United States and has commenced selling activities. As a result, Given has amended its pleadings to add a request for damages in an unspecified amount. In the ongoing litigation, fact discovery ended in January 2008 and expert discovery commenced in February 2008. Trial is set for November 2008.

The outcome of this litigation is uncertain and the Company can not express any opinion as to the outcome at this time. The cost of the ongoing litigation may have a material adverse effect on results of operations, and an unfavorable outcome of this litigation will have a material adverse effect on the Company's financial position and results of operations.

F. Investment in the Japanese Subsidiary

In 2006, the Company and its Japanese partners completed additional equity financing of approximately $9,600 to finance the operations of Given Imaging K.K., the Company's Japanese subsidiary, until it starts generating enough cash to finance its operations. The Company's portion of the funding of approximately $4,900 was paid out of its cash reserves. Following completion of this additional equity financing, the Company continues to have a controlling interest of 51% of its Japanese subsidiary. Suzuken Co. Ltd., one of Japan's largest pharmaceutical and medical device distributors and a 15% shareholder of Given Imaging K.K., has exclusive rights to distribute the Company's products in Japan.

G. Provision for Sales Tax

During the year ended December 31, 2005, the Company made a provision of $1,800 for potential uncollectible sales tax, interest and penalties resulting from the failure of the Company's U.S. subsidiary to appropriately collect and remit sales tax on sales in the U.S. since the fourth quarter of 2001. The provision represented the Company's estimate of the amounts it might not collect from its customers for remittance to the different jurisdictions, and any interest and penalties the Company may have to pay for failure to timely remit the sales tax. During 2005, 2006 and 2007 the Company has filed all required sales and use tax returns

(In Thousands Except Share and per Share Data)

Note 8 — Commitments and Contingencies – (continued)

and collected tax amounts from its customers. As of December 31, 2006, and 2007 accounts payable included $702 and $456, respectively, representing sales and use taxes, interest and penalties remaining to be resolved.

H. Registration Rights Agreement

In July 2007, the Company's shareholders approved a Registration Rights Agreement between the Company and its major shareholders holding together an aggregate of 43.9% of the Company's ordinary shares ("affiliated shareholders"). This Registration Rights Agreement has replaced earlier registration rights, which expired in October 2006, granted by the Company in connection with a private placement completed in September 2000, before the Company's initial public offering.

Under this agreement, at the request of one or more of the affiliated shareholders holding at least 5% of the Company's then outstanding ordinary shares, the Company must use its best efforts to register any or all of these shareholders' ordinary shares to the extent that the aggregate offering price of the shares to be registered is at least $15 million. In addition, the affiliated shareholders also have the right to request that the Company includes their ordinary shares in any registration statements filed by the Company in the future for the purposes of a public offering, subject to specified limitations. All registration rights will expire on the fifth anniversary of the agreement. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended. Generally, the Company is obligated to pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Note 9 – Accounts Payable – Other

	December 31	
	2006	2007
Government institutions	$ 2,137	$ 4,766
Liabilities relating to employees	6,863	8,348
Advances from customers	58	21
Warranty	102	338
Royalties to the OCS	214	0
Commissions	2,057	1,659
Accrued expenses	3,189	5,880
	$14,620	$21,012

Note 10 — Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company's liability for severance payments is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The liability for employee severance payments included in the balance sheet represents the total amount due for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company's contributions to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

Expenses recorded in respect of employee severance payments for the years ended December 31, 2005, 2006 and 2007 are $664, $862 and $ 806, respectively.

(In Thousands Except Share and per Share Data)

Note 10 — Liability in Respect of Employee Severance Payments – (continued)

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit.

The Company contributes 3% of an employee's salary subject to regulatory limits. Employees are vested in the Company's contributions after 30 days of employment.

Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2005, 2006 and 2007 are $356, $603 and $604, respectively.

Note 11 — Share Capital

A. Ordinary Shares

All of the issued and outstanding Ordinary Shares of the Company are authorized, issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company's memorandum or articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

B. Employees' and Non employees' Stock Options

In 2003, the Company adopted a stock option plan for directors, employees and consultants. The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000. Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the "Board") has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2007, 367,345 options out of this plan had not been granted.

The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Board.

Unless otherwise determined by the Board, where a grant of options under the 2003 Plan is the first grant of options made to a person, 50% of the options vest and become exercisable on the second anniversary of the date of grant. An additional 25% of the options vest and become exercisable on each of the third and fourth anniversaries of the date of the grant. If, however, a grant under the 2003 Plan is made to a person who previously received stock options under the 2003 Plan or a previous plan of the Company, 25% of the options granted are immediately vested and exercisable and an additional 25% of the options vest and become exercisable on each of the first, second and third anniversaries of the date of the grant.

In 2006, the Company adopted the 2006 Equity Incentive Plan ("the Plan") permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The Plan is administered by the Company's Board of Directors and Compensation and Nominating Committee. The Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the Plan. As of December 31, 2007 there were 1,968,392 options outstanding under this plan, and 106,000 shares of restricted stock has been issued.

Equity awards under this plan must be granted at no less than the fair market value of the Company's ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company's current policy is that options granted under the Plan expire five years following the date of the grant.

Generally, where a grant of an award under the plan is the first grant of equity to an employee or consultant, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes

(In Thousands Except Share and per Share Data)

Note 11 — Share Capital – (continued)

exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

In case of participating employees and consultants, all unvested awards are cancelled upon the termination of their employment or service. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause after more than five years of service on the Company's board of directors, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination or discontinuation of service, except in cases where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

Under this plan, in the event of an acquisition or merger in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding awards is terminated in anticipation of or during the 12 month period following an acquisition or merger, all awards that are scheduled to vest within two years of such acquisition or merger, will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Awards granted under the 2006 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the Ordinary Shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the plan are subject to capital gains tax of 25% and the Company is not entitled to a tax deduction. Options granted under the plan to U.S. residents may also qualify as incentive stock options (ISO) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. Options that do not contain terms that will qualify them as ISOs are treated as Non-Qualified Stock Options.

For the year ended December 31, 2005, the fair value of options granted is estimated on the date of grant, using the Black-Scholes model with the following assumptions:

1. Dividend yield of zero percent.
2. Risk-free average interest rate of 3% – 4.3% which represents the risk free rate of US$ zero-coupon Government Bonds.
3. Estimated expected life of five years as of the date of grant.
4. Expected average volatility of 62%, which represents a weighted average standard deviation rate for the price of the Company's Ordinary Shares on the NASDAQ National Market.

The fair value of options granted during the years ended December 31, 2006 and 2007 was estimated on the date of grant using the Black-Scholes model, with the following assumptions:

1. Dividend yield of zero percent.
2. Risk free average interest rate of 4.89% and 4.75/% for the years ended December 31, 2006 and 2007, respectively, which represents the risk free rate of US$ zero-coupon Government Bonds.

(In Thousands Except Share and per Share Data)

Note 11 — Share Capital – (continued)

3. Weighted average expected life of 3.69 and 3.75 years for the years ended December 31, 2006 and 2007, respectively, which represents the period for which the options granted are expected to be outstanding.

   The expected life of the options granted to employees and directors, is calculated based on the Simplified Method as allowed under Staff Accounting Bulletin No. 107 (SAB 107), giving consideration to the contractual term of the options and their vesting schedules.

4. Expected average volatility of 53.17% and 43.17% for the years ended December 31, 2006 and 2007 respectively, which represents a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ National Market.

The following table summarizes information relating to stock options for Ordinary Shares outstanding and exercisable, as of December 31, 2007 and 2006:

	Options Outstanding	
Exercise Price	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life (In Years)
$1 – $10	438,217	3.73
$10.01 – $20	1,687,900	4.64
$20.01 – $30	2,308,687	4.81
$30.01 – $40	499,066	6.90
	4,933,870	

	Options Outstanding	
Exercise price	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life (In Years)
$1 – $10	855,368	4.86
$10.01 – $20	1,862,025	5.65
$20.01 – $30	889,920	6.45
$30.01 – $40	507,291	7.90
	4,114,604	

The stock option activity under the Plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Balance at December 31, 2005	4,033,160		
Granted	1,077,070	$18.75	$10.21
Forfeited	(404,616)	25.87	15.29
Exercised	(591,010)	3.45	2.95
Balance at December 31, 2006	4,114,604		
Balance at December 31, 2006	4,114,604		
Granted	1,453,392	26.08	10.22
Forfeited	(44,864)	24.40	12.26
Exercised	(589,262)	7.26	5.12
Balance at December 31, 2007	4,933,870		

(In Thousands Except Share and per Share Data)

Note 11 — Share Capital – (continued)

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2007 and related changes during the year ended December 31, 2007:

Non-vested options

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2007	1,328,787	$10.68
Granted	1,453,392	10.22
Vested	(534,849)	12.69
Forfeited	(44,864)	12.26
Balance at December 31, 2007	2,202,466	$ 9.81

As of December 31, 2007, unrecognized compensation costs related to non-vested options aggregated $16,200 to be recognized over a weighted average period of 1.93 years.

The aggregate intrinsic value of options outstanding as of December 31, 2007 and 2006 is $22,442 and $19,673, respectively. The aggregate intrinsic value of options excisable as of December 31, 2007 and 2006, is $19,293 and $18,778, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2007 and 2006, is $11,039 and $10,610, respectively.

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares will vest in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares will vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period. Unrecognized compensation costs related to the restricted shares, as of December 31, 2006 and 2007, to be recognized over 3.4 years, were $1,516 and $1,211 respectively, and compensation expenses of $262 and $466 were recognized for the years ended December, 31 2006 and 2007, respectively.

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year Ended December 31,		
	2005	2006	2007
Research and development costs	$—	$ 569	$ 406
Selling and marketing expenses	—	1,839	1,889
General and administrative expenses	3	2,805	3,356
	$ 3	$5,213	$5,651

(In Thousands Except Share and per Share Data)

Note 12 — Revenues

A. Revenues by Activities

	Year Ended December 31,		
	2005	2006	2007
Workstations and recorders	$17,831	$14,104	$ 15,267
PillCam SB capsule	62,528	76,360	90,614
PillCam ESO capsule	4,384	1,438	1,012
PillCam Colon capsule	—	—	1,106
Patency capsules and scanners	174	353	523
Service	1,859	2,774	4,346
	$86,776	$95,029	$112,868

B. Revenues by Geographic Areas

	Year Ended December 31,		
	2005	2006	2007
Americas	$64,876	$67,648	$ 73,849
Europe, Middle East and Asia	16,874	21,642	27,299
Asia Pacific	5,026	5,739	11,720
	$86,776	$95,029	$112,868

Note 13 — Financial Income, net

	Year Ended December 31,		
	2005	2006	2007
Currency gains (losses)	$ (837)	$ 778	$1,456
Interest income	1,963	1,639	1,069
Income from marketable securities	422	1,849	3,109
Other	(786)	(286)	(114)
	$ 762	$3,980	$5,520

Note 14 — Taxes on Income

A. Company

(1) Israeli income tax is computed on the basis of the Company's results in New Israeli Shekels ("NIS") determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Encouragement Capital Investments Law – 1959 (the "law"), the Company was awarded "Approved Enterprise" status under the government alternative benefits track beginning in 1999. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income.

Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a ten-year period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received).

(In Thousands Except Share and per Share Data)

Note 14 — Taxes on Income – (continued)

Dividend distributions originating from income of an Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% – 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

If the Company derives income from sources other than the Approved Enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959. The primary changes are as follows:

a. Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternative Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

b. Tax benefits of the Alternate Path include lower tax rates or zero tax depending on the investment zone and the path chosen, lower tax rates on dividends and accelerated depreciation.

c. In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of Israel's economy in one of the following ways:

   1. Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

   2. Its revenue from a specific country is not greater than 75% of its total revenues that year;

   3. 25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

(2) The Company has net operating loss carryforwards in Israel of approximately $ 4,000 as of December 31, 2007. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

(3) As explained above, the Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities.

(4) On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 ("the Amendment").

The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

(In Thousands Except Share and per Share Data)

Note 14 — Taxes on Income – (continued)

B. Foreign Subsidiaries

At December 31, 2007, the subsidiaries had local, federal and state net operating losses carryforwards of approximately $31,144 Federal and state tax loss carryforwards in the U.S subsidiary, totaling $ 10,197 will expire through 2023. Operating loss carryforwards in the Japanese subsidiary, totaling $9,709 will also expire through 2014. Operating loss carryforwards in the German, French and Australian subsidiaries amounted to $5,297, $4,868 and $1,073, respectively, can be carried forward indefinitely.

C. Profit (Loss) Before Tax and Income Tax Benefit (Expense) Included in the Consolidated Statements of Operations

	Year Ended December 31		
	2005	2006	2007
Profit (loss) before taxes on income and minority share:			
Israel	$5,011	$ 3,459	$13,438
Foreign jurisdiction	(70)	(6,174)	4,792
	$4,941	$(2,715)	$18,230
Current taxes:			
Israel	$ —	$ (200)	$(3,669)
Foreign jurisdiction	(196)	(82)	(855)
	$ (196)	$ (282)	$(4,524)
Deferred taxes:			
Israel	$ —	$ —	$ —
Foreign jurisdiction	482	155	(24)
	$ 482	$ 155	$ (24)
Income tax benefit (expense)	$ 286	$ (127)	$(4,548)

D. Deferred Taxes

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers projected future taxable income and tax planning strategies in making this assessment.

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(In Thousands Except Share and per Share Data)

Note 14 — Taxes on Income – (continued)

The tax effects of significant items comprising the Company's deferred taxes:

	December 31	
	2006	2007
Tax loss carryforwards of subsidiaries	$ 10,137	$ 11,506
Other timing differences	2,343	2,397
Total gross deferred tax assets	12,480	13,903
Valuation allowance	(11,106)	(12,553)
Net deferred tax asset	$ 1,374	$ 1,350

The net changes in the total valuation allowance for the years ended December 31, 2005, 2006 and 2007 are ($2,779), $789 and $1,446, respectively.

E. Reconciliation of the Statutory Tax Benefit (Expense) to Actual Income Tax Benefit (Expense)

	Year Ended December 31,		
	2005	2006	2007
Profit (loss) before taxes on income and minority share	$ 4,941	$(2,715)	$18,230
Tax rate	0%	0%	0%
Computed expected tax	—	—	—
Increase in unrecognized tax benefits associated with current year positions	—	—	(2,901)
Differences between the definition of capital and assets for tax purposes and other	—	(200)	1,256
Change in valuation allowance	2,779	(789)	(1,446)
Foreign tax rate differential	(2,493)	862	(1,457)
Income tax benefit (expense)	$ 286	$ (127)	$(4,548)

F. Accounting for Income Tax Uncertainties

The Company and its subsidiaries file income tax returns in Israel, the U.S and other foreign jurisdictions. The U.S. subsidiary files income tax returns in federal jurisdictions, and various states within the U.S. With few exceptions, the Company is no longer subject to Israeli, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The German tax authorities commenced an examination of the Company's subsidiary income tax returns in Germany for the years 2001 through 2004 that is anticipated to be completed by the end of 2008 with no material tax adjustments.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ —
Additions based on tax positions related to the current year	2,901
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	$2,901

Note 14 — Taxes on Income – (continued)

The unrecognized tax benefits in the amount of $2,901, if recognized, would affect the effective tax rate of the Company.

During the year ended December 31, 2007, the Company recorded approximately $99 in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued the same amount in the balance sheet as of December 31, 2007.

Note 15 — Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. Except for marketable securities considering the short term nature of these financial instruments, their carrying amounts approximate fair value. The fair value of the Company's marketable securities is disclosed in Note 5.

BOARD OF DIRECTORS

Israel Makov
Chairman

Nachum (Homi) Shamir
President and Chief Executive Officer

James M. Cornelius
Chairman and CEO, Bristol-Myers Squibb

Michael Grobstein
Former Vice Chairman, Ernst & Young

Prof. Anat Loewenstein
Director, Department of Opthalmology, Tel Aviv Medical Center

Doron Birger
President, Elron Electronic Industries

Arie Mientkavitch
Chairman, Elron Electronic Industries

Dennert Ware
Former Director, President and Chief Executive Officer
Kinetic Concepts, Inc.

MANAGEMENT TEAM

Nachum (Homi) Shamir
President and Chief Executive Officer

Kevin Rubey
Chief Operations Officer

Yuval Yanai
Chief Financial Officer

Chris Rowland
President, Americas

Manfred Gehrtz
President, EMEA

Kazem Samandari
President, Asia Pacific/Japan

Ori Braun
Senior Vice President, Business Development

Daphna Levy
Senior Vice President, General Manager, Given Imaging Israel

Keith Chrzanowski
Senior Vice President, Global Human Resources

Israel Raz
Senior Vice President, Chief Marketing Officer

Ido Warshavski
General Counsel & Corporate Secretary

INVESTOR INFORMATION

Shareholders, securities analysts and investors seeking more information about the Company can access www.givenimaging.com for the following information:

- News releases describing significant company events and financial results for each quarter and the fiscal year.

- Annual report on Form 20-F for 2007 filed on March 31, 2008 with the Securities and Exchange Commission. Information can also be obtained by calling in the United States: 1-866-GIVEN IR and in Israel: +972-4-9097790.

NASDAQ INFORMATION

Ticker Symbol: GIVN

TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Tel: 1-212-936-5100

ANNUAL MEETING

June 17, 2008

INVESTOR RELATIONS

Lazar Partners
420 Lexington Avenue, Suite 442
New York, NY 10170
Tel: 1-866-GIVEN IR

INDEPENDENT AUDITORS

Somekh Chaikin, a member of KPMG International

CORPORATE HEADQUARTERS
Given Imaging Ltd.
Hermon Building, New Industrial Park
POB 258
Yoqneam 20692
Israel
Phone: +972 (4) 909 7777
Fax: +972 (4) 959 2466
info@givenimaging.com



AMERICAS HEADQUARTERS
Given Imaging, Inc.
3950 Shackleford Road, Suite 500
Duluth , GA 30096
United States
Phone: +1 (770) 662-0870
Fax: +1 (770) 662-0510
infousa@givenimaging.com

EUROPE, MIDDLE EAST & AFRICA (EMEA) HEADQUARTERS
Given Imaging GmbH
Borsteler Chaussee 47
Hamburg 22453
Germany
Phone: +49 40 513 3000
Fax: +49 40 4606 9611
infode@givenimaging.com

FRANCE
Given Imaging s.a.s.
46, rue de Paris
MAISON-LAFFITTE 78600
France
Phone: +33 (0) 1 34 93 80 00
Fax: +33 (0) 1 34 93 80 11
infofr@givenimaging.com

ASIA-PACIFIC HEADQUARTERS
Given Imaging (Asia Pacific) PTE Ltd.
152 Beach Road
#04-07 Gateway East
Singapore 198721
Phone: +65 6298 0200
Fax: +65 6298 0100
infoap@givenimaging.com



JAPAN
Given Imaging K.K.
2F KDX Kojimachi Bldg.
3-3 Kojimachi
Chiyoda-ku
Tokyo 102-0083
Japan
Phone: + 81-3-5214-0588
infojp@givenimaging.com

AUSTRALIA & NEW ZEALAND
Given Imaging Pty. Ltd.
Unit 4, Rydelink Business Park
277 Lane Cove Road
Mail: Box 8, 293 Lane Cove Road
North Ryde, NSW 2113
Australia
Phone: +61 2 9889 3944
Fax: +61 2 9889 3955
infoaus@givenimaging.com

GIVEN IMAGING
Expanding the scope of GI